永亨銀行
WING HANG BANK, LTD.

BY REGISTERED MAIL

14th April, 2004

EXEMPTION FILE #12g3-2(b)

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Wing Hang Bank, Ltd. (Ref.: 82-3629)
Information Exemption File #12g3-2(b)

On behalf of Wing Hang Bank, Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rules 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

- Annual Report 2003 with proxy form
- Circulars to shareholders dated 31st March, 2004 and 8th April, 2004
- Press announcements dated 12th January, 2004, 16th January, 2004, 12th March, 2004, 23rd March, 2004 and 24th March, 2004

Yours very truly,
WING HANG BANK, LTD.

Louis C W Ho
Director and Secretary

Encl.

161 QUEEN'S ROAD CENTRAL, HONG KONG
TEL: 2852 5111 [illegible]

EXEMPTION FILE
#12g3-2(b)

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

FORM OF PROXY

I/We[1] ____

of ____ being

the registered holder(s) of ____________________[2] shares of HK$1.00 each in Wing Hang Bank,

Limited hereby appoint the Chairman of the Meeting[3], ____________________

of ____

as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the Annual General Meeting of the Bank and at any adjournment thereof to be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 22nd April, 2004 at 3:30 p.m. and to vote for me/us as indicated below:-

	RESOLUTIONS	FOR	AGAINST
1.	To adopt the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2003.		
2.	To declare a final dividend.		
3.	a. To elect Mr Patrick Y B Fung as Director.		
	b. To elect Mr Simon K Y Lee as Director.		
	c. To elect Mr Andrew M Gordon as Director.		
	d. To elect Mr Tung Chee Chen as Director.		
	e. To authorise the Directors to fix directors' fee.		
4.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.		
5.	To approve the adoption of a new 'Employee Incentive Plan'.		
6.	To give a general mandate to the Directors unconditionally to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Bank.		
7.	To give a general mandate to the Directors to repurchase shares of the Bank not exceeding 10% of the issued share capital of the Bank.		
8.	To extend the general mandate granted to the Directors to allot shares pursuant to item 6.		
9.	To approve amendments to Articles of Association of the Bank. (Special Resolution)		

Dated this ____________________ day of ____________________ 2004.

Signature of shareholder(s): ____________________

Full Name: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Bank registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please strike out "the Chairman of the Meeting" and insert the name and address of the person you wish to appoint in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: Please indicate with an "✓" in the appropriate space beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 48 hours before the time for holding the meeting or adjourned meeting.

... the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of

永亨銀行有限公司

(於香港註冊成立之有限公司)

代表委任書

本人／吾等[1] ______________________________

地址 ______________________________

乃 ____________ [2]股每股面值港幣1元之永亨銀行有限公司股份之註冊股東，茲委任大會主席[3]，____________ 地址 ______________________________

代表本人／吾等出席在二零零四年四月二十二日（星期四）下午三時三十分假座**香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳**召開之股東週年大會及其一切續會，並按以下指示就下列各項投票[4]：

	議　　案	贊成	反對
1.	接納二零零三年度本銀行總結與董事會及核數師報告書。		
2.	宣佈派發末期股息。		
3.	a.　選舉馮鈺斌先生為董事。		
	b.　選舉李國賢先生為董事。		
	c.　選舉古岸濤先生為董事。		
	d.　選舉董建成先生為董事。		
	e.　授權董事會釐定董事袍金。		
4.	復聘畢馬威會計師事務所為本銀行核數師並授權董事會釐定其酬金。		
5.	批准採納新「僱員獎勵計劃」。		
6.	無條件授權董事會配發、發行及處理不超過本銀行已發行股本百分之二十之額外股份。		
7.	全面授權董事會購回不超過本銀行已發行股本百分之十之股份。		
8.	擴大授予董事會根據第六項決議案發行新股之權力。		
9.	修改本銀行組織章程細則。（特別議案）		

二零零四年 ____________ 月 ____________ 日

股東簽署：______________________________

股東姓名：______________________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請填寫以　閣下名義註冊之股份數目，凡未填寫清楚之委任書將被認為是代表所有以　閣下名義註冊之本銀行股份。
3. 閣下如欲委任代表出席上述會議，請劃去「大會主席」一欄，並在適當空格內，填寫委任代表之姓名及地址。**此委任書若有任何改動，必須由署名者加簡簽。**
4. **重要事項：**請在每項決議案右邊適當空格按　閣下之投票意願填上「✓」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本銀行只接受由排名最先之註冊股東親自或委任代表所投之一票為有效，因此，以股東名冊上排名次序較先之聯名股東享有優先投票權。
6. 此代表委任書必須由　閣下或以書面授權之代表簽署。若註冊股東為一家公司，必須蓋上公司印章或由正式書面授權之職員或授權人簽署。
7. 本代表委任書必須填妥簽署，並連同授權書或其他授權文件或由公證人簽署證明之授權文件副本，於股東週年大會或其續會召開四十八小時前送達本銀行證券登記處香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司，方為有效。

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 00302

Registered Office:
161 Queen's Road Central
Hong Kong

Directors:
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*
Mr Ho Soo Ching*
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Alan R Griffith
Mr Kenneth A Lopian
Mr Andrew M Gordon
Mr Tung Chee Chen*

* *Independent non-executive directors*

31st March, 2004

To the shareholders

Dear Sir or Madam,

PROPOSAL RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

INTRODUCTION

The purpose of this document is to seek your approval of proposal to grant general mandates to the directors of Wing Hang Bank, Limited ("the Directors") to issue shares and to repurchase shares of Wing Hang Bank, Limited ("the Bank") and to provide you with information in connection with such proposal. Your approval will be sought at the forthcoming annual general meeting of the Bank to be held on Thursday, 22nd April, 2004 ("Annual General Meeting").

GENERAL MANDATE TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of shareholders of the Bank held on 24th April, 2003 approval was given by shareholders for the granting of, inter alia, a general mandate to the Directors to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to 10% of the issued share capital of the Bank at the date of passing the relevant resolution and to add the number of shares repurchased to the general mandate granted to the Directors to issue additional shares up to 20% of the aggregate nominal amount of the issued share capital of the Bank at the date of passing the relevant resolution.

In accordance with the terms of the approval, these general mandates will shortly expire on 22nd April, 2004 upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on that day. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement required by the Listing Rules (the "Explanatory Statement") to be sent to shareholders in connection with the proposed share repurchase mandate are set out in the Appendix to this document.

ACTION TO BE TAKEN

At the forthcoming Annual General Meeting, ordinary resolutions, among others, will be proposed to:-

(i) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10% of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution;

(ii) grant the Directors a general mandate to allot, issue and deal with additional shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution; and

(iii) extend the general mandate which will be granted to the Directors to allot, issue and deal with additional shares by adding to it the number of shares repurchased after the granting of the general mandate to repurchase shares.

RECOMMENDATION

Your Directors consider that these general mandates are in the interests of the Bank and its shareholders and accordingly recommend that all shareholders vote in favour of the resolutions at the forthcoming Annual General Meeting of the Bank.

Yours faithfully,
Patrick Y B Fung
Chairman and Chief Executive

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance:-

(i) At the forthcoming Annual General Meeting a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up ordinary shares of HK$1.00 each in the capital of the Bank representing up to a maximum of 10% of the share capital of the Bank in issue on the date the resolution is passed ("the Repurchase Mandate"). Based on the 293,890,500 shares of HK$1.00 each in the Bank ("Shares") in issue as at 27th March, 2004 (the latest practicable date prior to the printing of this document), the Bank will therefore be allowed under the mandate to repurchase a maximum of 29,389,050 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with the Memorandum and Articles of Association of the Bank and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December, 2003) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increase, such increase will be treated as an acquisition for purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Bank and become obliged to make a mandatory offer in accordance with Rule 26 and 32 of the Takeovers Code. However having regard to the shareholdings, as disclosed under "Substantial Shareholders' Interests" under page 33 of the 2002 Annual Report, and taking into consideration the change of shareholding of BNY International Financing Corporation from 25.11% to 20.19% in January 2004, the Directors are not aware of any consequences which will arise under the Takeovers Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this document.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares of the Bank to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:-

		Highest HK$	Lowest HK$
2003:	April	27.50	23.55
	May	27.00	24.65
	June	28.80	26.20
	July	32.20	27.60
	August	35.90	31.10
	September	42.10	35.70
	October	48.90	40.80
	November	51.50	43.80
	December	47.90	44.20
2004:	January	55.00	45.00
	February	54.75	48.80
	March (up to the latest practicable date)	52.00	47.50

永亨銀行有限公司

（於香港註冊成立之有限公司）

股票代號：00302

註冊辦事處：
香港皇后大道中一六一號

董事：
馮鈺斌博士 *(董事長兼行政總裁)*
劉漢銓太平紳士 GBS *
鄭漢鈞博士 GBS, JP *
李國賢太平紳士 *
馮鈺聲先生 *(執行董事)*
何志偉先生 *(執行董事)*
何子珍先生 *
王家華先生 *(副行政總裁)*
Mr Alan R Griffith
Mr Kenneth A Lopian
古岸濤先生
董建成先生 *

** 獨立非執行董事*

敬啟者：

有關本銀行發行股份及購回股份之一般性授權之建議

緒言

本文件旨在徵求　閣下批准有關授予永亨銀行有限公司（「本銀行」）董事會（「董事會」）發行股份及購回股份之一般權力之建議及向　閣下提供有關此等建議之資料。本銀行將於二零零四年四月二十二日（星期四）召開之股東週年大會（「股東週年大會」）上提請批准此等建議。

發行股份及購回股份之一般性授權

於二零零三年四月二十四日舉行之本銀行股東週年大會上，股東已批准授予董事會一般權力，可在香港聯合交易所有限公司（「聯交所」）購回最多不超過於有關決議案通過之日本銀行已發行股本百分之十之股份，以及在發行最多不超過於有關決議案通過之日本銀行已發行股本總面值百分之二十之額外股份以外，加上購回股份之股份數目。

根據該項批准之條款，此等一般性授權即將於二零零四年四月二十二日本銀行下屆股東週年大會結束時屆滿。為求與現行公司慣例一致，本銀行將提呈議案重新作此等授權，而按照上市規則規定須就建議之購回股份決議案寄發予股東之説明函件（「説明函件」）載於本文件之附錄。

應採取之行動

下列之普通決議案即將於股東週年大會上與其他議案一併提呈：

(i) 授予董事會一般權力在聯交所購回不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間，本銀行已發行股本總面值百分之十之股份；

(ii) 授予董事會一般權力配發、發行及處理不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間，本銀行已發行股本總面值百分之二十之額外股份；及

(iii) 擴大授予董事會配發、發行及處理額外股份之一般權力，即加入獲授權購回股份而購回之股份數目。

推薦意見

董事會認為此等一般性授權符合本銀行及其股東之最佳利益，因此推薦各股東於股東週年大會上投票贊成有關之決議案。

此致

列位股東　台照

董事長兼行政總裁
馮鈺斌　謹啟

二零零四年三月三十一日

附錄

以下為根據上市規則規定須就購回股份之一般性授權建議寄予股東之說明函件及根據公司條例第49BA條規定而發出的備忘錄：

(i) 本銀行於將屆之股東週年大會上，提呈一項決議案，以賦予本銀行董事會一般性權力，可行使本銀行之一切權力，在聯交所購回本銀行股本中不超過在決議案通過之日本銀行已發行股本百分之十之每股面值1.00港元之繳足普通股（「購回授權」）。按本銀行於二零零四年三月二十七日（本通函付印前之最後實際可行日期）已發行之每股面值1.00港元普通股（「股份」）293,890,500股計算，本銀行根據此項授權可購回最多不超過29,389,050股之股份。

(ii) 儘管董事會現無意購回任何股份，彼等相信購回授權所賦予之靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所之交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值之價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行之投資之股東有利，因為此等股東佔本銀行資產權益之百分比將按本銀行購回股份數目之比例而增加。此外，董事會行使購回授權將可增加股份在聯交所之成交量。

(iii) 董事會建議根據購回授權購回股份所需之款項將由本銀行及其附屬公司之可用現金或營運資金融資支付。根據本銀行之公司組織章程大綱及細則以及香港法例之規定，本銀行用以支付購回股份之款項須來自可合法用於購回股份之資金。

(iv) 倘購回授權於建議中之購回期間任何時間全部行使，對本銀行之營運資金或資產負債狀況（與本銀行最新刊發之年報所載截至二零零三年十二月三十一日經審核綜合賬目所披露之狀況比較）可能會產生重大之不利影響。然而，董事會並不擬建議在行使購回證券授權會對本銀行之營運資金規定或董事會所不時認為對本銀行而言屬適當之資產負債水平產生重大不利影響之情況下行使購回授權。

(v) 本銀行之董事或（就董事會所知及經進行一切合理查詢後）彼等之聯繫人士（按上市規則之定義）現時概無意在購回授權獲股東批准後出售股份予本銀行。

(vi) 董事會已向聯交所承諾，將根據上市規則及香港法例，並按照購回授權之規定，行使本銀行購回股份的權力。

(vii) 倘若股份購回導致股東在本銀行的投票權上所佔權益比例增加，根據香港公司收購及合併守則（「收購守則」）第三十二條所載，該項增加將被視作增購股份。股東或一致行動的股東因而取得本銀行的控制權或鞏固對本銀行的控制權，須遵守收購守則第二十六及三十二條，作出強制收購。然而就二零零二年年報第十八頁所述主要股東權益之持股量，及考慮了 BNY International Financial Corporation 於二零零四年一月將其持股量由百分之二十五點一一減少至百分之二十點一九後，董事會並未知悉，如因行使購回授權而購買股份後，會引致收購守則之規定下之任何後果。

(viii) 於本文件之刊發日期前六個月內，本銀行並無購買本身股份。

(ix) 本銀行並無獲其關連人士（按上市規則之定義）知會彼等現擬出售本銀行股份予本銀行，該等人士亦無承諾，倘購回授權獲股東批准後，彼等不會出售任何該等股份予本銀行。

(x) 本銀行股份過去十二個月期間每月在聯交所之最高及最低買賣價如下：

		最高 港元	最低 港元
二零零三年：	四月	27.50	23.55
	五月	27.00	24.65
	六月	28.80	26.20
	七月	32.20	27.60
	八月	35.90	31.10
	九月	42.10	35.70
	十月	48.90	40.80
	十一月	51.50	43.80
	十二月	47.90	44.20
二零零四年：	一月	55.00	45.00
	二月	54.75	48.80
	三月（至最後實際可行日期）	52.00	47.50

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTE.

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Wing Hang Bank, Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)
Stock Code: 00302

PROPOSED ADOPTION OF A NEW EMPLOYEE INCENTIVE PLAN

A notice convening an annual general meeting of the Bank to be held on Thursday, 22nd April, 2004 at 3.30 p.m. at the Bank's Reception Hall, 18th Floor, Wing Hang Bank Building, No.161 Queen's Road Central, Hong Kong proposing, inter alia, an ordinary resolution relating to the adoption of a new Employee Incentive Plan of the Bank, has been sent to you under cover of the Annual Report of the Bank for the year 2003 on 31st March, 2004. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy under cover of the Annual Report in accordance with the instructions printed thereon and deposit the same as soon as possible and in any event not later than 48 hours before the time of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

8th April, 2004

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Bank and its subsidiaries. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition Price"	an amount equal to the nominal value of a Share payable by a Participant on the vesting of an Award
"Annual General Meeting"	the annual general meeting of the Bank to be convened and held on Thursday, 22nd April, 2004 at 3.30 p.m. at the Bank's Reception Hall, 18th Floor, Wing Hang Bank Building, No.161 Queen's Road Central, Hong Kong proposing, inter alia, the Proposal Resolution and any adjournment thereof
"Award"	the right and obligation of a Participant to subscribe for Shares under the Employee Incentive Plan
"Bank" or "Company"	Wing Hang Bank, Limited, a Bank incorporated in Hong Kong with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange
"Board"	the board of Directors
"business day"	any day on which the Hong Kong Stock Exchange is open for the business of dealing in securities
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong), as amended, replaced or re-enacted from time to time
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	director(s) of the Bank
"Employee Incentive Plan" or "Plan"	the new employee incentive plan proposed to be adopted by the Bank at the Annual General Meeting for the benefit of certain employees of the Bank and its subsidiaries as prescribed thereunder
"Group"	the Bank and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"independent board committee"	the independent board committee comprising Dr. Cheng Hon Kwan and Mr Simon K Y Lee established by the Bank to advise shareholders as to whether the terms of the Proposal are fair and reasonable and whether the Proposal is in the interests of the Bank and its Shareholders as a whole
"independent financial adviser" or "Somerley"	Somerley Limited, a deemed licensed corporation to carry out Type 1, 4, 6 and 9 (dealing in securities, advising on securities and corporate finance and asset management) regulated activities under the Securities and Futures Ordinance
"Latest Practicable Date"	2nd April, 2004 being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time
"Participants"	employees who have confirmed their participation in the Employee Incentive Plan and to whom an Award will be granted thereunder
"%"	per cent.
"Proposal"	the adoption of the new Employee Incentive Plan
"Proposal Resolution"	the ordinary resolution relating to the adoption of the Employee Incentive Plan to be proposed at the Annual General Meeting
"Registrars"	Computershare Hong Kong Investor Services Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong), as amended, replaced or re-enacted from time to time
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Bank
"Shareholder(s)"	holder(s) of the Shares

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*
Mr Ho Soo Ching*
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Alan R Griffith
Mr Kenneth A Lopian
Mr Andrew M Gordon
Mr Tung Chee Chen*

* *Independent non-executive directors*

Registered Office:
161 Queen's Road Central
Hong Kong

8th April, 2004

To the Shareholders

Dear Sir/Madam,

PROPOSED ADOPTION OF A NEW EMPLOYEE INCENTIVE PLAN

INTRODUCTION

The purpose of this circular is to provide you with information regarding the ordinary resolution to be proposed at the Annual General Meeting relating to the Proposal.

As the Employee Incentive Plan involves the acquisition of Shares by selected directors and employees of the Group, the Proposal is a connected transaction under the Listing Rules and is subject to the approval of the independent shareholders of the Bank in general meeting. Under the Listing Rules, the Bank is required to provide you with all information necessary to allow you to make a properly informed decision as to whether to vote for or against the Proposal at the Annual General Meeting. This circular is prepared for such purpose.

THE PROPOSAL

The Employee Incentive Plan is a long term incentive arrangement for executives of the Group. Under the Employee Incentive Plan, Participants agree to acquire a number of Shares on the vesting date of an Award. Awards will vest between the sixth and the tenth year after the date of grant of an Award. Under the Employee Incentive Plan, the Shares will be acquired by the Participants for the nominal value of the Shares under award (being HK$1 per share).

Reasons for the Employee Incentive Plan

The Group's success is critically dependent on its ability to retain able executives and key employees, and to ensure that their rewards are competitive. The principal objectives of the Employee Incentive Plan are to reward executive directors and key employees of the Group for their contributions and to incentivise the directors and employees to remain with the Group. The Employee Incentive Plan also seeks to encourage executive directors and key employees to make and retain investments in the Bank's Shares.

Grant of Award

After the Employee Incentive Plan is approved by the Shareholders, the Board may, within five years of such approval, at its discretion invite employees who are key to the Group's business and who the Board particularly wishes to retain and incentivise for the benefit of the Group to participate in the Employee Incentive Plan. If such employee notifies the Bank that he wishes to participate in the Employee Incentive Plan, he will be issued a letter specifying the date of grant of the Award, the number of Shares over which the Award is granted, the percentages in which Awards shall vest at each anniversary of the date of grant and the aggregate Acquisition Price payable on vesting.

Vesting of Awards

Under the Employee Incentive Plan, Awards will vest in respect of the percentages shown in the right-hand column below on the dates shown in the left-hand column below:

Date	Percentage of Award vesting
Sixth anniversary of the date of grant	5%
Seventh anniversary of the date of grant	10%
Eighth anniversary of the date of grant	15%
Ninth anniversary of the date of grant	20%
Tenth anniversary of the date of grant	50%

Within 28 days of each tranche of Awards vesting, the Participant is required to pay to the Bank the aggregate Acquisition Price for the number of Shares vested to the Participant. Shares will be issued under the Bank's general mandate applicable at the time and will be issued to the Participant (or his nominee) within 28 days of the Bank receiving the Acquisition Price.

A Participant does not have the right to opt for cash instead of Shares on the date of vesting. However, instead of issuing Shares to a Participant, the Board may determine in its absolute discretion to pay to a Participant an amount equivalent to the market value of the Shares in respect of which the Award has vested less the Acquisition Price. Market value of the Shares will be determined by reference to the average closing price for such Shares as quoted on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of vesting.

In the event of a takeover, compromise or arrangement or winding-up of the Bank, Awards will vest in full on the date of the relevant event, unless the Board determines, in the case of a takeover or compromise or arrangement, that the prescribed vesting schedule will apply or unless the transaction is part of an internal reorganisation to create a new holding company.

In the event of any variation in the share capital or reserves of the Bank (including, without limitation, by way of capitalisation issue, rights issue, sub-division, consolidation or reduction), the Board may adjust the number of Shares that is subject to an Award granted and the Acquisition Price.

Basis of Awards

Due to the lengthy period over which Awards will vest, the Board considers it appropriate that Awards will vest on the basis of continuing employment and that Awards will not be subject to performance conditions.

Awards will lapse if a Participant ceases to be an employee of the Group prior to the Award vesting. However, where a Participant ceases to be an employee of the Group prior to an Award vesting by reason of death, injury, disability, ill-health, retirement or for any other reason at the discretion of the Board, the Award will vest in full on the vesting date or if the Board so determines, at the date of the cessation of employment.

No dividend or voting rights

Prior to Awards vesting, the Bank will pay to Participants a cash amount equal to the dividends that would have been paid if the Shares which are the subject of the Awards had been in issue. A Participant will not be entitled to such cash amount (i) after he resigns or (ii) after the relevant Shares which are the subject of the Awards or its cash equivalent have been vested in or paid to him, whichever is the earlier.

Shares issued under an Award will rank pari passu with other Shares in issue.

Participants will not be entitled to any dividend or voting rights in respect of the Shares which are the subject of the Awards until the Shares have been issued to him or his nominee.

Limit on number of Shares

No Award will be granted to the extent that the result of that grant would be that the aggregate number of Shares that could be issued on the vesting of that Award and any other Award granted under the Employee Incentive Plan would exceed 1% of the ordinary share capital of the Bank for the time being in issue.

The rules of the Employee Incentive Plan

The Board may alter the rules of the Employee Incentive Plan provided that the prior approval of Shareholders is obtained for alterations to the advantage of Participants. The requirement to obtain prior Shareholder approval will not, however, apply to any alteration which is necessary or desirable to take account of new or existing relevant legislation or which benefits the administration of the Employee Incentive Plan.

A copy of the draft rules of the Employee Incentive Plan will be available for inspection at the registered office of the Bank at No.161 Queen's Road Central, Hong Kong during normal business hours on any business day up to and including 30th April, 2004 and at the Annual General Meeting.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

Pursuant to the Listing Rules, the Bank has established an independent board committee consisting of independent non-executive directors who have no material interest in the Proposal to advise Shareholders as to whether the terms of the Proposal are fair and reasonable and whether the Proposal is in the interests of the of the Bank and its Shareholders as a whole. The members of the independent board committee are Dr Cheng Hon Kwan and Mr Simon K Y Lee. In accordance with the Listing Rules, the independent board committee has prepared a letter of advice to the Shareholders. A copy of this letter is set out in Appendix I.

Pursuant to the Listing Rules, the Bank has also appointed Somerley Limited as an independent financial adviser acceptable to the Hong Kong Stock Exchange to make recommendations to the independent board committee and the Shareholders as to whether the terms of the Proposal are fair and reasonable and whether the Proposal is in the interests of the Bank and its Shareholders as a whole. In accordance with the Listing Rules, the independent financial adviser has prepared a letter of recommendation to the independent board committee and the Shareholders. A copy of this letter is set out in Appendix II.

VOTING ON THE PROPOSAL RESOLUTION

At the Annual General Meeting, the Proposal Resolution will be proposed to approve the adoption of the Employee Incentive Plan.

Pursuant to the Listing Rules, any connected person with a material interest in the Proposal and any shareholder with a material interest in the transaction and its associates must abstain from voting on the Proposal Resolution at the Annual General Meeting.

Voting on the Proposal Resolution will be by poll and each Shareholder (other than the connected persons referred to in the immediately preceding paragraph) present in person or by proxy will be entitled to one vote for each Share held.

ACTION TO BE TAKEN

Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete and return the form of proxy under cover of the Annual Report despatched to you on 31st March, 2004 in accordance with the instructions printed thereon as soon as possible and, in any event not later than 48 hours before the time for the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting or any adjournment thereof should you so wish.

BOOK CLOSURE

The Registrars will be closed from Monday, 19th April, 2004 to Thursday, 22nd April, 2004 (both dates inclusive) for the purposes of determining entitlements to vote at the Annual General Meeting.

In order to qualify for exercising the voting rights of Shareholders at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Registrars by no later than 4:00 p.m. on Friday, 16th April, 2004.

RECOMMENDATION

The Directors believe that the terms of the Employee Incentive Plan are fair and reasonable and in the interest of the Bank and the Shareholders as a whole.

Accordingly, the Directors recommend Shareholders to vote in favour of the Proposal Resolution at the Annual General Meeting.

The Bank will disclose any Awards granted and any vesting of Awards under the Employee Incentive Plan and any decision to satisfy an Award in Shares or in cash in its annual report, including the market value of any Awards granted as at the date of grant, accounting treatments and any dilutive effect (had Awards been issued at market value), with separate disclosure on the impact to the Bank's employee costs based on the market value of any Awards granted as at the date of grant in the next and each successive annual reports until the end of the Employee Incentive Plan.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Wing Hang Bank, Limited
Patrick Y.B. Fung
Chairman and Chief Executive

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

Members:
Dr Cheng Hon Kwan, GBS, OBE, JP
Mr Simon K Y Lee, MBE, JP

Registered Office:
161 Queen's Road Central
Hong Kong

8th April, 2004

To the Shareholders

Dear Sir/Madam

PROPOSED ADOPTION OF A NEW EMPLOYEE INCENTIVE PLAN

We are the independent board committee established by the Bank to advise Shareholders as to whether the terms of the Employee Incentive Plan are fair and reasonable and whether the adoption of the Employee Incentive Plan is in the interests of the Bank and its Shareholders as a whole.

We believe that the Employee Incentive Plan provides an incentive for key members of the management to remain with the Bank on the basis of a market level of compensation through an award of Shares or by way of cash payment in lieu of Shares.

Somerley Limited, appointed by the Bank as independent financial advisers in relation to the Employee Incentive Plan, have also recommended to the independent board committee and the independent shareholders that terms of the Employee Incentive Plan are fair and reasonable and in the interests of the Bank and its Shareholders as a whole.

In the circumstances and taking into account of the recommendations of the independent financial adviser, we advise Shareholders that the terms of the Employee Incentive Plan are fair and reasonable and that the adoption of the Employee Incentive Plan is in the interests of the Bank and its Shareholders as a whole. Accordingly we advise the Shareholders to vote in favour of the adoption of the Employee Incentive Plan.

Yours faithfully,
Dr Cheng Hon Kwan, GBS, OBE, JP **Mr Simon K Y Lee,** MBE, JP
Independent Board Committee

The following is the text of a letter of advice from Somerley to the independent board committee prepared for the purpose of inclusion in this circular:

Somerley Limited
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

8th April, 2004

Independent Board Committee
Wing Hang Bank, Limited
161 Queen's Road Central
Hong Kong

Dear Sirs,

PROPOSED ADOPTION OF AN EMPLOYEE INCENTIVE PLAN

INTRODUCTION

We refer to our appointment to advise the independent board committee and the independent shareholders of the Company as regards the adoption of a proposed new employee incentive plan (the "Employee Incentive Plan") as announced by the Company on 22nd March, 2004. Details of the Employee Incentive Plan are set out in the circular of the Company dated 8th April, 2004 (the "Circular"), of which this letter forms part. Unless otherwise defined, capitalised terms used in this letter shall have the same meaning as defined in the Circular.

As the Employee Incentive Plan involves the possible issue of new Shares to selected directors and employees of the Group, the Employee Incentive Plan constitutes a connected transaction for the Company under the relevant provisions of the Listing Rules and is subject to the approval of independent shareholders of the Company at the upcoming Annual General Meeting on Thursday, 22nd April, 2004. Accordingly, an independent board committee has been established to make a recommendation to the Company's independent shareholders on how they should vote. This committee consists of Dr. Cheng Hon-Kwan, GBS, OBE, JP and Mr. Simon K.Y. Lee, MBE, JP, being independent non-executive Directors who have no material interest in the Employee Incentive Plan. We, Somerley Limited, have been appointed as the independent financial advisers to make a recommendation to the independent board committee and the independent shareholders of the Company as regards the proposed adoption of the Employee Incentive Plan.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company and have assumed that such information, facts and opinions are true and accurate. We have sought and received confirmation from the Directors that all material relevant information has been supplied to us and no material facts have been omitted from the information supplied and opinions expressed. We consider that

the information we have received is sufficient for us to reach an informed view. We have no reason to believe that any material information has been withheld, or to doubt the truth or accuracy of the information provided. However, we have not carried out any independent investigation into the business or prospects of the Company.

EXISTING SHARE OPTION SCHEME

The Employee Incentive Plan involves the granting of Awards to selected directors and employees of the Group for subscription of new Shares. This plan has different features (as described below) from the type of share option scheme envisaged by Chapter 17 of the Listing Rules ("Chapter 17 Scheme"). The Company already has a Chapter 17 Scheme, which was approved at last year's annual general meeting held on 24th April, 2003 (the "2003 Scheme"). The purpose of the 2003 Scheme is to assist in the recruitment and retention of high calibre executives who are instrumental to the growth of the Company. Under the 2003 Scheme, options may be granted in respect of up to 14,678,000 Shares (being 5% of the issued share capital at the time of approving the 2003 Scheme). The total number of Shares that may fall to be issued upon the exercise of the options granted under the 2003 Scheme and any other option schemes (including both exercised and outstanding options) to any single eligible participant in any 12 months period shall not exceed 1% of the Shares in issue. As at the Latest Practicable Date, no options had been granted under the 2003 Scheme. The subscription price of the Shares under the 2003 Scheme shall be not less than the closing market price on the date of grant or the five-days' average closing price, whichever is the higher.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion on the Employee Incentive Plan, we have taken the following principal factors into consideration:

1. Reasons for introducing the Employee Incentive Plan

The Directors believe the Group's success is critically dependent on its ability to retain able executives and key employees, and to ensure that their rewards are competitive. The principal objectives of the Employee Incentive Plan are to reward executive directors and key employees of the Group for their contributions and to incentivise the directors and employees to remain with the Group. The Employee Incentive Plan also seeks to encourage executive directors and key employees to make and retain investments in the Bank's Shares. While we consider that the 2003 Scheme is useful in achieving these objectives, we consider that the Employee Incentive Plan will provide an additional vehicle for retaining and motivating senior management, as explained in the section headed "Discussion and Conclusions" below.

We agree that the stability of the senior management team is an important ingredient for success in the banking industry. The industry is particularly subject to the effect of economic cycles. Experience of the senior management team in managing the business of a banking group during both an upmarket, when lending policies can become overly expansionary, and a downmarket, when tight credit control may be needed, is in our opinion

a critical factor in implementing sound long-term policies. Experience of management over a full banking cycle, by its nature, takes a number of years to accumulate. We therefore concur with the Directors' rationale in introducing the Employee Incentive Plan and note that Awards will only become effective ("vest") in stages, beginning in the sixth year after the date of grant.

2. Summary of terms of the Employee Incentive Plan and our comments on them, including comparison with the terms of a typical Chapter 17 Scheme

The rules of the Employee Incentive Plan have been drawn up by the Company's solicitors, Freshfields Bruckhaus Deringer, with input from the Company. BNY International Financing Corporation, which is a wholly owned subsidiary of The Bank of New York Company, Inc., has an approximately 20.2% interest in the Company and the rules have been influenced by practice in the US market. A draft of the full rules proposed to be adopted at the Annual General Meeting is on display at the registered office of the Company. The following is a summary of the main terms:

(i) Limit and Timing of Grant of Awards

The Board may, at its discretion, grant Awards covering up to 1% of the issued share capital of the Company from time to time during the first five years after the Employee Incentive Plan is approved by Shareholders. At the Latest Practicable Date, the issued share capital of the Company was 293,890,500 Shares.

In contrast, a typical Chapter 17 Scheme may cover up to 10% of the issued share capital from time to time. In our experience, most listed companies in Hong Kong do obtain approval from their shareholders for a Chapter 17 Scheme to cover up to 10% of share capital, although some larger companies, such as the Company itself, have limited it to 5%.

(ii) Acquisition Price

Under the Employee Incentive Plan, the price for the subscription of the Shares is HK$1 per Share, which is equivalent to the par value. Participants are required to pay the Acquisition Price within 28 days of the Award vesting. If the Board, at its discretion, decides to pay cash in lieu of Shares, eligible Participants will not need to pay the Acquisition Price, and the cash payment made by the Company will be equal to the market value of the Shares less the Acquisition Price. The market value of the Shares is determined by reference to the average closing price of the Shares as quoted on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of vesting. An eligible Participant does not have the right to elect for cash instead of Shares.

The Acquisition Price contrasts with the traditional basis of market price at the date of grant under a typical Chapter 17 Scheme. As at the Latest Practicable Date, the closing market price of the Shares was HK$52.5.

(iii) Identity of Participants

At the Latest Practicable Date, we are informed that no decision has been made as to which and the number of employees who will receive Awards. It is intended however that Awards will be restricted to employees in senior positions capable of having a significant influence on the performance of the Company. Consequently, it is unlikely that the Board will grant Awards to more than, say, 20 employees in this case. There is no limit on the proportion of the Awards which may be made to an individual Participant (subject to the limit of 1% of issued share capital for the whole Employee Incentive Plan).

(iv) Date of vesting

The Employee Incentive Plan is unusual for Hong Kong in that Awards do not become effective immediately, but only in stages between the sixth and the tenth anniversary of the date of grant. Awards will "vest" according to the following schedule:

Years after date of grant	Percentage of award vesting
Sixth anniversary	5%
Seventh anniversary	10%
Eighth anniversary	15%
Ninth anniversary	20%
Tenth anniversary	50%

This formula is equivalent to a weighted average vesting date of approximately nine years after the date of grant.

This contrasts with Chapter 17 Schemes where options over Shares are frequently granted to participants on terms that they can be exercised immediately. In a bull market, such options may be exercised and the resulting shares sold while the market is strong. This brings a short-term benefit to the participant but removes the long-term incentive effect.

(v) Payment of an equivalent amount to dividends

Prior to the Awards vesting, the Company will pay to Participants a cash amount equal to the dividends that would have been paid if the Shares which are the subject of the Awards had been in issue. This puts them in the same position, from an income perspective, as if they were Shareholders. In addition, due to the long term nature of the Employee Incentive Plan, the cash amount also acts as an incentive to eligible Participants for their continuous contribution to the development of the Company in the period (minimum 6 years) prior to their Awards vesting.

This feature is unusual in Hong Kong. Under a Chapter 17 Scheme, no payments are made until the relevant rights are exercised. In respect of the financial year 2003, total dividends of the Company amounted to HK$1.45 per Share, equivalent to

approximately HK$4.26 million per year if the maximum number of Awards (based on the issued share capital as at the Latest Practicable Date) is made.

(vi) Conditions

As one of the main purposes of the Employee Incentive Scheme is to encourage long service and in view of the lengthy period over which Awards will vest, the Board considers it appropriate that Awards will vest on the basis of continuing employment. Vesting will not be subject to any specific performance conditions.

Awards will in normal circumstances lapse if a Participant ceases to be an employee of the Group prior to the Award vesting. Certain exceptions are set out in the letter from the Board.

3. Financial implications

(i) Possible dilution effect to the Shareholders

Assuming the Company issues Shares to satisfy Awards vested, there will be dilution to the existing shareholders of the Company upon vesting of the Awards. As the maximum number of Awards to Participants through the life of the Employee Incentive Plan will not exceed 1% of the issued share capital of the Company, the dilution effect on issued share capital will be limited to 1%. On a pro forma basis, based on the audited financial statements for the year ended 31st December, 2003, earnings per Share of HK$2.94, dividends per Share of HK$1.45 and shareholders' funds per Share of HK$22.76 would potentially be diluted by up to approximately 1% accordingly.

(ii) Effective cost of Employee Incentive Plan

Based on the acquisition price of HK$1 and a current market price as at the Latest Practicable Date of HK$52.5, the value per Share of each Award under the Employee Incentive Plan is estimated to be HK$51.5. Based on approximately 2.94 million Shares to be awarded as at the Latest Practicable Date, the effective opportunity cost to the Company of the Employee Incentive Plan over the life of the plan is a maximum of approximately HK$151.4 million. This assumes that instead of issuing the Shares to Participants, the Company could have issued them to third parties, say under its general mandate, at the current market price.

Assuming the Company grants nine year options over 5% of the issued share under a conventional Chapter 17 Scheme, which is equivalent to approximately 14.7 million Shares, at an exercise price equivalent to the market price as at the Latest Practicable Date of HK$52.5, the value of such options per Share estimated by reference to the Black-Scholes Option Pricing Model, one of the commonly used models to compute the fair (or theoretical) price of a call option, is approximately HK$13.30. The overall effective cost of the share option scheme would, on this basis, be approximately HK$195.4 million, which is significantly higher than the cost of the Employee Incentive Scheme.

(iii) Benefits of a stable management team

The benefits of a stable management team are by their nature difficult to quantify. As discussed above, we accept that continuity and experience of the management team is important, particularly in a cyclical industry such as banking. The Company completed the acquisition of Chekiang First Bank on 30th September, 2003 so the coming period is likely to be particularly challenging for top management as it seeks to maximise the benefits from economies of scale and efficient use of capital.

DISCUSSION AND CONCLUSIONS

The Employee Incentive Plan has a somewhat different structure from the normal share option schemes in Hong Kong, which follow the guidelines set out in Chapter 17 of the Listing Rules. Consequently, the Employee Incentive Plan requires a separate approval from the Company's independent shareholders. There are three major features of a conventional Chapter 17 Scheme, which are (i) options can vest immediately; (ii) grants may be made for up to 10% of the issued share capital and (iii) the exercise price is based on current market prices at the date of grant. The Company has already introduced a share option scheme (covering 5% of the issued share capital as at the date of approval) last year.

The Employee Incentive Plan has certain more restrictive features; in particular, (i) the Awards only "vest" between the sixth and the tenth anniversary after the date of grant; and (ii) the total number of new Shares issued pursuant to the Employee Incentive Plan cannot exceed 1% of the share capital of the Company from time to time. In contrast to the restrictive features of the Employee Incentive Plan, the subscription price is favourable to Participants, being equivalent to the par value of the Company at HK$1, whereas the market price at the Latest Practicable Date was HK$52.5 and the 2004 high/low up to the Latest Practicable Date has been HK$55.00/HK$45.00. Earnings, dividends and shareholders' funds per Share may all be diluted by up to approximately 1%. However, we consider this level of dilution is relatively immaterial and acceptable in view of the expected benefits of the Employee Incentive Plan.

The traditional Chapter 17 Schemes, where options can be exercised immediately may, in our opinion, sometimes fail in the objective of incentivising and retaining the key employees and senior management. Where the share price of the relevant company drops significantly after the date of grant, the option may become of little interest to the participant. Where the share price rises sharply on the other hand, the exercise of options and sale of the resulting shares may bring a short-term reward to management at the time of a stock market boom. As such, "incentive" schemes in these circumstances can even become "disincentive" schemes, with management benefiting from windfall gains but no longer effectively motivated in the longer term. The distinguishing feature of the Employee Incentive Plan is that Awards only start to vest (in normal circumstances) if the employee stays for at least six years from the date of grant. In addition, although the cost to Participants is very low at HK$1 per Share, this at least means that the incentive effect is much less vulnerable to volatile market conditions.

The Employee Incentive Plan takes a long-term perspective. In our view, it should prove effective in retaining an experienced management team. It is equivalent to paying a deferred bonus of a maximum of HK$151.4 million (excluding amounts paid by the Company equal to dividends paid prior to the vesting of the Awards). This is a substantial sum but it may be regarded as the maximum effective cost (payable over a number of years starting in six years' time) of maintaining management stability over the relatively long period of 6 to 10 years. In line with the long-term nature of the Employee Incentive Plan, the Company will also make cash payments to Participants equivalent to dividends receivable if the Shares which are the subject of the Awards had been in issue. On the basis of the Company's dividends for 2003, such payment would have amounted to a maximum of HK$4.26 million. We consider such additional payment, as an additional incentive for senior management's on-going contribution, is acceptable.

OPINION

Taking into account the above principal factors, we consider that the terms of the Employee Incentive Plan are fair and reasonable and in the interests of the Company and its Shareholders, and we advise the independent board committee accordingly. We recommend that the independent shareholders of the Company vote in favour of the ordinary resolution to be proposed at the Annual General Meeting to approve the Employee Incentive Plan.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M. N. Sabine
Chairman

1. SHARE CAPITAL

Set out below are details of the authorised and issued share capital of the Bank as at the Latest Practicable Date:

		HK$
Authorised:		
450,000,000	Shares	450,000,000
Issued and fully paid:		
293,890,500	Shares	293,890,500

2. DISCLOSURE OF INTERESTS

(i) As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Bank in the Shares, underlying shares and debentures of the Bank or any associated corporation (as defined in Part XV of the Securities and Futures Ordinance) as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance were as follows:

Director	**Personal Interest**	**Family Interest**	
Patrick Y B Fung *(Chief Executive)*	2,982,000	–	Shares
Michael Y S Fung	3,060,000	–	Shares
Louis C W Ho	124,000	60,000	Shares
Simon K Y Lee	10,000*	–	Shares
Ambrose H C Lau	71,500	–	Shares
Ho Soo Ching	10,000	–	Shares

* *Such shares were held through a corporation in which Mr Simon K Y Lee controlled more than one-third of the voting power and were transferred in March 2002 to a family trust in which Mr Simon K Y Lee's spouse is an eligible beneficiary.*

(ii) As at the Latest Practicable Date, options exercisable for an aggregate of 430,000 Shares had been granted to the following Directors under a share option scheme of the Bank's which was approved and amended by the Shareholders on 9th June, 1993 and 26th April, 2001, and was terminated on 24th April, 2003:

Director	**Number of Shares covered by options**
Patrick Y B Fung	130,000
Frank J Wang	100,000
Michael Y S Fung	100,000
Louis C W Ho	100,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had or was deemed to have any interests or short positions in the Shares, underlying shares and debentures of the Bank or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which were required to be notified to the Bank and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests which they are deemed or taken to have under Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance) or which are required, pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Bank and the Hong Kong Stock Exchange.

Save as disclosed herein, none of the Directors is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

Save as disclosed herein, none of the Directors has or has had any direct or indirect material interest in any assets acquired or disposed of by or leased to, or proposed to be acquired, disposed of by or leased to, the Bank or its subsidiaries since 31st December, 2003, the date to which the latest published audited consolidated accounts of the Bank were made up.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as the Directors were aware, the following persons had an interest or short position in the Shares or underlying shares of the Bank which would fall to be disclosed under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or who is, directly or indirectly, interested in 10 per cent. or more of the issued share capital carrying rights to vote at general meetings of the Bank:

	No. of Shares	**Percentage of Shares held**
BNY International Financing Corporation	59,350,000	20.2
Po Ding Company Limited	24,156,000	8.2*
YKF Trustee Holding Inc	24,098,400	8.2*
Aberdeen Asset Management Asia Ltd	18,646,000	6.3
Tessel Inc	10,639,200	3.6*

* *All Shares are held through corporations in which Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with other parties are eligible beneficiaries.*

Save as disclosed herein, the Directors are not aware of anyone who, as at the Latest Practicable Date, was, directly or indirectly, interested in 10 per cent, or more of the nominal value of the issued share capital of any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Bank or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2003, being the date of the latest published audited financial statements of the Bank.

6. CONSENTS

Somerley Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, and references to its name in the form and context in which they respectively appear.

Somerley Limited is not beneficially interested in the share capital of any member of the Group and does not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group. Somerley Limited does not have any interest, direct or indirect, in any assets which have been, since 31st December, 2003, being the date to which the last published audited accounts of the Bank were made up, acquired or disposed of by or leased to any member of the Group.

7. QUALIFICATIONS OF EXPERTS

The following are the qualifications of the independent financial adviser which has given its opinion or advice contained in this circular:

Names	Qualifications
Somerley Limited	Deemed licensed corporation to carry out Type 1, 4, 6 and 9 (dealing in securities, advising on securities and corporate finance and asset management) regulated activities under the Securities and Futures Ordinance

8. MISCELLANEOUS

(a) The Company Secretary is Louis C W Ho.

(b) The registered office and head office of the Bank is 161 Queen's Road Central, Hong Kong.

(c) Computershare Hong Kong Investor Services Limited, the share registrar of the Bank, is located at Rooms 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection from the date of this circular at the registered office of the Bank at No. 161 Queen's Road Central, Hong Kong during normal business hours on any business day up to and including 30th April, 2004 (being not less than 14 days from the date of this circular) and at the Annual General Meeting:

(a) the draft rules of the Employee Incentive Plan;

(b) the memorandum and articles of association of the Bank;

(c) the consolidated audited accounts of the Group for each of the two financial years ended 31st December, 2002 and 31st December, 2003 together with all notes, certificates or information required by the Companies Ordinance;

(d) the letter of the independent board committee dated 8th April, 2004, the text of which is set out in Appendix I to this circular; and

(e) the letter from the independent financial adviser dated 8th April, 2004, the text of which is set out in Appendix II to this circular.

本通函乃重要文件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部永亨銀行有限公司股份**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

永亨銀行有限公司

（於香港註冊成立之有限公司）
股票代號：00302

建議採納一項
新僱員獎勵計劃

本銀行將於二零零四年四月二十二日（星期四）下午三時三十分，假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳舉行股東週年大會。大會通告提呈（其中包括）普通決議案，以採納一項新僱員獎勵計劃，已刊載於二零零四年三月三十一日寄給　閣下之本銀行二零零三年之年報內。無論　閣下能否親身出席大會，務請按隨附於年報之代表委任表格印列之指示填妥表格，盡快於大會或其任何續會舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可出席大會或其任何續會，並於會上投票。

二零零四年四月八日

目　錄

頁次

責任聲明

本通函乃遵照上市規則載列有關於本銀行及其附屬公司之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，以致任何內容有所誤導。

於本通函內，除文義另有所指外，下列詞彙之釋義如下：

「購入價」	指	參與者獲授獎賞生效時應付與股份面值相等之數額
「股東週年大會」	指	本銀行訂於二零零四年四月二十二日（星期四）下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈18樓貴賓廳舉行之股東週年大會及其任何續會，其中包括提呈建議決議案
「獎賞」	指	參與者根據僱員獎勵計劃認購股份之權利及義務
「本銀行」或「本公司」	指	永亨銀行有限公司，為一間於香港註冊成立之有限責任銀行，其股份在香港聯交所主板上市
「董事會」	指	董事會
「營業日」	指	香港聯交所開放經營買賣證券之日
「公司條例」	指	香港法例第32章之公司條例（經不時修訂、取代或更新）
「關連人士」	指	上市規則所賦予之涵義
「董事」	指	本銀行董事
「僱員獎勵計劃」或「該計劃」	指	本銀行擬在股東週年大會上為本銀行及其附屬公司若干僱員之利益採納之一項新僱員獎勵計劃，詳見下文
「本集團」	指	本銀行及其附屬公司
「港元」	指	港幣，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司

「獨立董事委員會」	指	本銀行設立由鄭漢鈞博士及李國賢先生組成之獨立董事委員會，旨在就建議之條款是否公平合理及建議是否符合本銀行及其股東之整體利益向股東提供意見
「獨立財務顧問」或「新百利」	指	新百利有限公司，一家被視為可進行證券及期貨條例項下第一、第四、第六及第九類（證券買賣、就證券及企業融資提供意見及資產管理）受規管活動之持牌法團
「最後可行日期」	指	二零零四年四月二日，即本通函付印前確定其中若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則（經不時修訂）
「參與者」	指	已確認參與僱員獎勵計劃之僱員，有關僱員將根據該計劃獲授獎賞
「%」	指	百分比
「建議」	指	採納新僱員獎勵計劃
「建議決議案」	指	將在股東週年大會上提呈有關採納僱員獎勵計劃之普通決議案
「股份過戶登記處」	指	香港中央證券登記有限公司，其地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室
「證券及期貨條例」	指	香港法例第571章證券及期貨條例（經不時修訂、取代或更新）
「股份」	指	本銀行股本中每股面值1.00港元之普通股
「股東」	指	股份持有人

永亨銀行有限公司

（於香港註冊成立之有限公司）

董事：
馮鈺斌博士（董事長兼行政總裁）
劉漢銓太平紳士GBS*
鄭漢鈞博士GBS, JP*
李國賢太平紳士*
馮鈺聲先生（執行董事）
何志偉先生（執行董事）
何子珍先生*
王家華先生（副行政總裁）
Alan R Griffith先生
Kenneth A Lopian先生
古岸濤先生
董建成先生*

註冊辦事處：
香港
皇后大道中一六一號

* 獨立非執行董事

敬啟者：

建議採納一項
新僱員獎勵計劃

緒言

本通函旨在向　閣下提供有關即將在股東週年大會上提呈與建議有關之普通決議案資料。

由於僱員獎勵計劃涉及選定之本集團董事及僱員購入股份，因此，根據上市規則，建議乃一項關連交易，並須獲本銀行之獨立股東在股東大會上批准方可作實。根據上市規則，本銀行須向　閣下提供一切所需資料，以便　閣下就是否在股東週年大會上投票贊成或反對建議作出知情決定。此乃編製本通函之目的。

建議

僱員獎勵計劃乃一項專為本集團行政人員而設之長遠獎勵安排。根據僱員獎勵計劃，參與者同意於所獲獎賞之有效日期購入若干股份。獎賞將於授出日期後六至十年內有效。根據僱員獎勵計劃，股份將由參與者根據獎賞按股份之面值（即每股1港元）購入。

設立僱員獎勵計劃之理由

本集團之成功關鍵全賴其有能力挽留能幹之行政人員及主要僱員，並確保彼等均獲可觀報酬。僱員獎勵計劃之宗旨乃回饋為本集團作出貢獻之執行董事及主要僱員，並作為吸引董事及僱員留任本集團之獎勵。僱員獎勵計劃亦鼓勵執行董事及主要僱員投資於本銀行之股份及保留該等投資。

授予獎賞

僱員獎勵計劃獲股東批准後，董事會可於批准日期起計五年內，酌情邀請對本集團業務息息相關及董事會為本集團利益而特別有意挽留及獎勵之僱員參與僱員獎勵計劃。倘有關僱員通知本銀行，表示有意參與僱員獎勵計劃，本銀行將致函有關僱員，說明獎賞授出日期、獎賞所涉及之股份數目、獎賞授出日期各週年誌日之獎賞百分比及獎賞生效時應付之總購入價。

獎賞之有效期

根據僱員獎勵計劃，有關獎賞將於下表左欄所列日期按右欄之百分比生效：

日期	獎賞百分比
授出日期起計六週年	5%
授出日期起計七週年	10%
授出日期起計八週年	15%
授出日期起計九週年	20%
授出日期起計十週年	50%

參與者須於每批獎賞生效之後28天內向本銀行支付購入所獲賦予之股份數目之總購入價。有關股份將於本銀行收訖購入價之後28天內根據本銀行當時適用之一般授權發行予參與者(或其代理人)。

參與者無權選擇收取現金代替於生效日期應得之股份。然而,董事會可全權酌情釐定向參與者支付一筆現金,金額相等於就有關獎賞所發行股份之市值減購入價,而不向參與者發行股份。股份市值將參照有關股份於緊接獎賞生效日期前五個交易日在香港聯交所錄得之平均收市價釐定。

倘本銀行被收購、達成妥協或安排或清盤,則獎賞將於有關事件發生日期全面生效,除非董事會釐定,在被收購或達成妥協或安排時,有關生效安排仍將適用或除非有關交易乃為組建新控股公司而進行之內部重組之組成部分,則另作別論。

倘本銀行之股本或儲備有任何變動(包括但不限於透過資本化發行、供股、股本分拆、合併或削減而出現之變動),則董事會可調整授出獎賞所涉及之股份數目及購入價。

獎賞之基準

由於賦予獎賞之期間頗長,董事會認為獎賞宜按持續受僱之基準賦予,且獎賞不以工作表現為附帶條件。

倘參與者於獎賞生效之前不再受僱於本集團,有關獎賞將告失效,惟參與者於獎賞生效前因身故、傷殘、健康欠佳、退休或董事會酌情允許之任何其他原因而不再受僱於本集團,有關獎賞將於生效日期或(倘董事會作出此決定)停止受僱日期全面生效。

無權享有股息或投票權

於獎賞生效之前,本銀行將向參與者支付一筆現金,金額相等於倘獎賞涉及之股份予以發行而須予派發之股息。參與者於(i)呈辭之後或(ii)有關獎賞涉及之有關股份或其現金等值項目已生效或向其支付後(以較早者為準)將無權享有上述相等於股息之現金款項。

根據獎賞而發行之股份將在各方面與其他已發行股份享有同等權益。

在參與者或其代理人獲發行獎賞所涉及之股份之前,參與者將無權就該等股份享有任何股息或投票權。

股份數目限制

倘授出獎賞將導致於有關獎賞或僱員獎勵計劃項下任何其他獎賞生效時可予發行之股份總數，超出本銀行當時已發行普通股本之1%，則不會授出獎賞。

僱員獎勵計劃之規則

董事會可對僱員獎勵計劃之規則作出有利於參與者之修訂，惟事先須徵得股東批准。然而，徵得股東事先批准之規定將不適用於為符合新訂或現行相關法例規定而必需或適宜作出或有利僱員獎勵計劃管理之任何修訂。

僱員獎勵計劃之規則草稿由即日起至二零零四年四月三十日（包括當日）期間任何營業日之一般辦公時間內，在本銀行位於香港皇后大道中一六一號之註冊辦事處及股東週年大會上可供查閱。

獨立董事委員會及獨立財務顧問

本銀行已根據上市規則設立獨立董事委員會，就建議之條款是否公平合理及建議是否符合本銀行及其股東之整體利益向股東提供意見。獨立董事委員會乃由在建議中並無重大利益之獨立非執行董事鄭漢鈞博士及李國賢先生組成。獨立董事委員會已根據上市規則編製一份致股東之意見函件，其副本載於附錄一。

本銀行亦已根據上市規則委聘香港聯交所接納之獨立財務顧問新百利有限公司，就建議之條款是否公平合理及建議是否符合本銀行及其股東之整體利益向獨立董事委員會及股東提供推薦意見。獨立財務顧問已根據上市規則，編製一份致獨立董事委員會及股東之意見函件，其副本載於附錄二。

就建議決議案投票

股東週年大會將提呈建議決議案，藉以批准採納僱員獎勵計劃。

根據上市規則，任何在建議中擁有重大利益之關連人士及任何在交易中擁有重大利益之股東及其聯繫人士均須在股東週年大會上放棄就建議決議案投票。

建議決議案將以投票方式進行表決，親身出席大會之每位股東（前段所述之關連人士除外）或受委代表均可就所持有之每股股份投一票。

應予採取之行動

無論　閣下能否親身出席股東週年大會，務請按隨附於二零零四年三月三十一日向　閣下寄發之年報之代表委任表格印列之指示填妥表格，盡快於股東週年大會或任何續會舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或任何續會，並於會上投票。

暫停辦理股份過戶登記

為釐定股東週年大會上之投票權益，本銀行股份過戶登記處將由二零零四年四月十九日（星期一）至二零零四年四月二十二日（星期四）（包括首尾兩日）期間暫停辦理股份過戶登記手續。

為符合股東在股東週年大會上行使投票權之資格，所有過戶文件連同有關股票須於二零零四年四月十六日（星期五）下午四時正前送交股份過戶登記處。

推薦意見

董事認為僱員獎勵計劃之條款乃屬公平合理且符合本銀行及股東之整體利益。

因此，董事建議股東在股東週年大會上投票贊成建議決議案。

本銀行將於其年報內披露任何根據僱員獎勵計劃授出之獎賞及任何生效之獎賞，以及任何以股份或現金滿足獎賞所需之決定，包括任何已授獎賞於授出日期之市值、會計處理方法及任何攤薄影響（倘有關獎賞乃按市值發行），另須於下一份及其後每份年報內披露對本銀行僱員成本之影響（按任何已授獎賞於授出日期之市值），直至僱員獎勵計劃結束為止。

一般資料

務請　閣下垂注本通函各附錄所載其他資料。

此致

列位股東　台照

代表董事會
永亨銀行有限公司
董事長兼行政總裁
馮鈺斌
謹啟

二零零四年四月八日

永亨銀行有限公司

（於香港註冊成立之有限公司）

成員：
鄭漢鈞博士GBS, OBE, JP
李國賢太平紳士 MBE

註冊辦事處：
香港
皇后大道中一六一號

敬啟者：

建議採納一項新僱員獎勵計劃

吾等乃為本銀行成立之獨立董事委員會，旨在就僱員獎勵計劃之條款是否公平合理，以及就採納僱員獎勵計劃是否符合本銀行及其股東整體利益而向股東提供建議。

吾等相信，僱員獎勵計劃乃透過以股份獎勵或以現金代替股份獎勵之方式，以市場賠償之水平為基準，向管理層主要人員提供獎勵，以留任於本銀行。

新百利有限公司獲本銀行委任為有關僱員獎勵計劃之獨立財務顧問，亦向獨立董事委員會及獨立股東建議僱員獎勵計劃之條款為公平合理，並符合本銀行及其股東整體利益。

有鑑於此，經考慮獨立財務顧問之建議後，吾等向股東建議，僱員獎勵計劃之條款實屬公平合理，而採納僱員獎勵計劃亦符合本銀行及其股東整體利益。因此，吾等建議股東投票贊成採納僱員獎勵計劃。

此致

列位股東　台照

獨立董事委員會
鄭漢鈞博士GBS, OBE, JP　李國賢太平紳士MBE
謹啟

二零零四年四月八日

以下為新百利致獨立董事委員會之函件全文，以供載入本通函內：

新百利有限公司
香港
中環
金融街8號
國際金融中心二期
22樓2201室

敬啟者：

建議採納一項新僱員獎勵計劃

緒言

吾等獲委任就採納　貴公司於二零零四月三月二十二日所公布之新僱員獎勵計劃（「僱員獎勵計劃」）建議，向獨立董事委員會及　貴公司獨立股東提供建議。有關僱員獎勵計劃之詳情載於二零零四年四月八日刊發之　貴公司通函（「該通函」）內，本函件亦為該通函之一部分。除另有界定者外，本函件所採用之詞彙概與該通函所界定者具備相同涵義。

由於僱員獎勵計劃涉及可能向選定之　貴集團董事及僱員發行新股份，根據上市規則之有關條文，僱員獎勵計劃構成　貴公司一項關連交易，須待　貴公司之獨立股東於即將在二零零四年四月二十二日（星期四）舉行之股東週年大會上批准後，方可作實。因此，獨立董事委員會已經成立，就應如何投票之事宜向　貴公司之獨立股東提供推薦意見。該委員會由獨立非執行董事鄭漢鈞博士GBS, OBE, JP及李國賢太平紳士MBE組成，彼等於僱員獎勵計劃概無重大權益。吾等（新百利有限公司）已獲委任為獨立財務顧問，就建議採納僱員獎勵計劃向獨立董事委員會及　貴公司之獨立股東提供推薦意見。

在制定意見時，吾等乃依賴　貴公司董事及管理層所提供之資料、事實及彼等作出之意見，吾等乃假設有關之資料、事實及意見均為真實準確。吾等已敦請並獲得董事之確認，表示彼等已向吾等提供一切重要有關資料，且所提供之資料及表達之意見並無遺漏任何重要事實。吾等認為，吾等已獲得足夠資料以達致知情意見。吾等並無理由相信有任

何重要資料遭隱瞞，或懷疑所提供資料之真實性或準確性。然而，吾等並無對　貴公司之業務或前景進行任何獨立調查。

現時之認股權計劃

僱員獎勵計劃涉及向選定之　貴集團董事及僱員授予獎賞以認購新股份。誠如下文所述，本計劃之性質有別於上市規則第17章所載認股權計劃（「第17章計劃」）之類別。貴公司已訂有第17章計劃，有關計劃乃於二零零三年四月二十四日召開之去年股東週年大會上獲批准（「二零零三年計劃」）。二零零三年計劃之目的為協助招聘及挽留對　貴公司發展有幫助之優秀行政人員。根據二零零三年計劃，　貴公司可授出涉及最多14,678,000股股份（佔批准二零零三年計劃時已發行股本之5%）之認股權。於任何十二個月期間，任何一位合資格參與者獲授二零零三年計劃及任何其他認股權計劃項下認股權（包括已行使及尚未行使之認股權）行使後可能發行股份之總數，不得超過已發行股份之1%。於最後可行日期，二零零三年計劃項下並無授出任何認股權。二零零三年計劃項下股份之認購價不得低於授出日期之收市價或五日平均收市價（以較高者為準）。

主要考慮因素

吾等就僱員獎勵計劃達致意見時，已考慮下列主要因素：

1.　設立僱員獎勵計劃之理由

董事相信，　貴集團之成功關鍵全賴其有能力挽留能幹之行政人員及主要僱員，並確保彼等均獲可觀報酬。僱員獎勵計劃之宗旨乃回饋為　貴集團作出貢獻之執行董事及主要僱員，並作為吸引董事及僱員留任　貴集團之獎勵。僱員獎勵計劃亦鼓勵執行董事及主要僱員投資於　貴銀行之股份及保留該等投資。吾等認為，二零零三年計劃有效達致該等目標，吾等亦認為僱員獎勵計劃將提供額外獎勵，以挽留及激勵高級管理層（誠如下文「討論及結論」一節所述）。

吾等同意，高級管理隊伍穩定與否乃在銀行業取得成功之關鍵要素。銀行業甚受經濟週期所影響。吾等認為，於管理銀行集團業務方面，高級管理隊伍在市場向好（可大幅放寬貸款政策）及市場疲弱（須收緊信貸控制）期間之經驗乃實施有

效長遠政策之重要因素。由於完整銀行週期之性質使然，此方面之管理經驗需經多年累積。因此，吾等同意董事設立僱員獎勵計劃之理由，並且認為獎賞僅會自授出日期後第六年開始方告有效（「有效」）。

2. 僱員獎勵計劃之條款概要及吾等對該等條款之意見（包括與典型第17章計劃條款之比較）

貴公司之律師富而德律師事務所經 貴公司提供意見後，已經制定僱員獎勵計劃之規則。美國紐約銀行集團全資附屬公司BNY International Financing Corporation於 貴公司擁有約20.2%權益，而上述規則亦受美國市場慣例之影響。擬於股東週年大會上採納之詳細規則草擬本於 貴公司註冊辦事處內陳列。以下為主要條款之概要：

(i) 授出獎賞之限制及時限

董事會可於股東批准僱員獎勵計劃後首五年內，酌情授出最多涉及 貴公司不時已發行股本1%之獎賞。於最後可行日期， 貴公司之已發行股本為293,890,500股股份。

相反，典型之第17章計劃則最多可涉及不時已發行股本之10%。據吾等之經驗，儘管部分規模較大之公司（如 貴公司本身）將計劃限制設於5%，香港上市公司大多獲其股東批准實行最多涉及股本10%之第17章計劃。

(ii) 購入價

根據僱員獎勵計劃，認購股份之價格為每股1港元，相當於股份之面值。參與者須於獎賞生效之後28天內支付購入價。倘董事會酌情決定支付現金以代替股份，合資格參與者將毋須支付購入價，而 貴公司支付之現金款項將會相等於股份市價減購入價。股份之市價乃參照緊接有效日期前五個交易日股份於香港聯交所所報之平均收市價釐定。合資格參與者無權選擇收取現金以代替股份。

購入價與典型之第17章計劃參照授出日期市價之傳統基準截然不同。於最後可行日期，股份之收市價為52.5港元。

(iii)　參與者身份

於最後可行日期，吾等獲知會並無就將收取獎賞之僱員及有關僱員人數作出任何決定。然而，按照計劃，獎賞將限於授予能夠對　貴公司表現影響重大之高級僱員。在此情況下，董事會不大可能會向超過約20名僱員授予獎賞。可授予個別參與者之獎賞比例並無限制，惟須受就整個僱員獎勵計劃而設之已發行股本1%限額規限。

(iv)　有效日期

僱員獎勵計劃於香港並不常見，蓋因獎賞並非即時生效，而僅會於授出日期起計六週年至十週年內逐步生效。有關獎賞將按下列時間表「生效」：

由授出日期起計之年份	生效獎賞百分比
六週年	5%
七週年	10%
八週年	15%
九週年	20%
十週年	50%

按此公式計算，獎賞之加權平均有效日期為授出日期後約九年。

此舉有別於第17章計劃，根據第17章計劃，涉及股份之認股權通常按可以即時行使之條款授予參與者。認股權持有人可於牛市時行使有關認股權，而所得股份會於旺市時出售，由此為參與者帶來短期利益，但卻失去長遠獎勵之作用。

(v)　支付相當於股息金額之款項

於獎賞生效前，　貴公司將會向參與者支付一筆現金，金額相等於若有關獎賞涉及之股份已經發行而應支付之股息金額。就收入方面而言，此舉讓參與者享有猶如股東之同等地位。此外，基於僱員獎勵計劃之長期性質，現金款項亦用以獎勵合資格參與者於獎賞有效前期間（最短為六年）對　貴公司發展之持續貢獻。

此特色在香港並不常見。根據第17章計劃，於有關權利獲行使前一律不會支付任何款項。就二零零三年財政年度而言，倘若授予最高限額之獎賞（根

據於最後可行日期已發行股本計算），按　貴公司每股股息1.45港元計算，該款項相當於每年約4,260,000港元。

(vi)　條件

由於僱員獎勵計劃之主要目的為鼓勵長期服務，且鑑於獎賞將會生效之期限較長，董事會認為獎賞將按持續受僱之基準賦予乃合宜之舉。獎賞不以任何特定工作表現為使其有效之附帶條件。

獎賞一般會於參與者在獎賞生效前不再為　貴集團僱員之情況下失效。董事會函件載有若干例外情況。

3.　**財務影響**

(i)　可能對股東產生攤薄影響

假設　貴公司因生效之獎賞而發行股份，　貴公司現有股東則會於獎賞生效時受到攤薄影響。由於在僱員獎勵計劃期限內授予參與者之最高獎賞數目不會超過　貴公司已發行股本之1%，對已發行股本之攤薄影響將限於1%。以備考基準計算，並按照截至二零零三年十二月三十一日止年度經審核財務報表所示，可能對每股盈利2.94港元、每股股息1.45港元及每股股東資金22.76港元構成之攤薄最多為約1%。

(ii)　僱員獎勵計劃之實際成本

根據購入價1港元及最後可行日期之現時市價52.5港元計算，僱員獎勵計劃項下各獎賞之每股價值估計將為51.5港元。根據於最後可行日期將會獎勵之股份約2,940,000股計算，　貴公司就僱員獎勵計劃於計劃年期內之實際機會成本最高約為151,400,000港元。此乃假設若非發行股份予參與者，　貴公司應已按現時市價向第三方發行該等股份，例如根據其一般授權發行股份。

假設　貴公司按相當於最後可行日期股份市價52.5港元之行使價，根據傳統第17章計劃授出涉及已發行股份5%（相當於約14,700,000股股份）之九年認股權，則參照柏力克－舒爾斯認股權定價模式（計算認購權公平（或理論）價格常用模式之一）按每股股份計算之有關認股權價值估計約為13.30港元。按此基準得出之認股權計劃整體實際成本將約為195,400,000港元，遠遠高於僱員獎勵計劃之成本。

(iii) 建立穩定管理隊伍之益處

由於性質使然，建立穩定管理隊伍之益處實難以衡量。誠如上文討論，吾等認同管理隊伍之持續性及其經驗相當重要，在銀行業等週期性行業更是如此。 貴公司於二零零三年九月三十日完成收購浙江第一銀行，故此對最高管理層而言，往後期間必定更富挑戰，蓋因彼等需盡量擴大規模經濟利益，並盡可能有效使用資本。

討論及結論

僱員獎勵計劃與香港一般之認股權計劃略有不同，後者乃遵照上市規則第17章所載指引設立。因此，僱員獎勵計劃須取得 貴公司獨立股東之個別批准。傳統第17章計劃之三大特色為：(i)認股權可即時生效；(ii)所授認股權最高可達已發行股本10%；及(iii)行使價乃根據授出日期現時市價計算。 貴公司已於去年設立認股權計劃（於批准日期涵蓋已發行股本5%）。

僱員獎勵計劃載有若干更嚴謹之限制；尤其是：(i)獎賞僅於授出日期後第六週年至第十週年內「有效」；及(ii)根據僱員獎勵計劃所發行之新股份總數不得超過 貴公司不時股本之1%。與僱員獎勵計劃之限制特色相反，認購價對參與者有利，原因為認購價相當於 貴公司股份面值1港元，然而於最後可行日期之股份市價為52.5港元，而截至最後可行日期之二零零四年股份最高價／最低價則為55.00港元／45.00港元。每股盈利、股息及股東資金全部均可能最多被攤薄約1%。然而，吾等認為上述攤薄水平相對輕微，且鑑於預期僱員獎勵計劃所帶來之利益，有關攤薄水平亦可接受。

傳統第17章計劃下之認股權可立即行使，據此吾等認為，該計劃或會未能達到鼓勵、挽留重要僱員及高級管理層之目的。一旦有關公司股價於授出日期後大幅下跌，認股權對參與者之利益可能甚為輕微，另一方面，於股市興旺時，倘股價大幅上升，行使認股權及出售據此發行之股份或會為管理層帶來短期獎賞。因此，在上述情況下，「獎勵」計劃甚至可演變為「抑制」計劃，原因為管理層透過意外盈利獲益，而不再能有效激勵彼等作出長遠貢獻。僱員獎勵計劃之獨特之處，在於獎賞僅在僱員自授出日期起計至少任職滿六年之情況下方會開始有效（在一般情況下）。此外，儘管參與者所需之成本極低，僅為每股1港元，惟這至少表示獎勵作用不易因市況波動而受到影響。

僱員獎勵計劃乃從長遠角度出發。吾等認為，該計劃應可有效挽留經驗豐富之管理隊伍，同時亦相當於支付遞延花紅最多達151,400,000港元（不包括　貴公司於獎賞生效前所付相等於已付股息金額之款額）。此乃一筆龐大金額，惟有關金額亦可視為於六年至十年相對較長之期間內維持管理層陣容穩定之最高實際成本（於六年後開始須在數年間支付）。配合僱員獎勵計劃屬長期性質之特點，　貴公司亦將向參與者支付相等於應收股息之現金款項，猶如作為獎賞之股份已獲發行。根據　貴公司二零零三年之股息計算，該筆款項最多將達4,260,000港元。該筆額外款項作為對高級管理層作出持續貢獻之額外獎勵，吾等認為可以接受。

意見

經考慮上述主要因素後，吾等認為僱員獎勵計劃之條款屬公平合理，亦符合　貴公司及其股東之利益，因此，吾等建議獨立董事委員會通過該計劃，並建議　貴公司獨立股東投票贊成擬於股東週年大會上提呈之普通決議案，以批准僱員獎勵計劃。

此致

香港
皇后大道中一六一號
永亨銀行有限公司
獨立董事委員會　台照

代表
新百利有限公司
主席
邵斌
謹啟

二零零四年四月八日

1. 股本

本銀行於最後可行日期之法定股本及已發行股本詳情如下：

	港元
法定股本：	
450,000,000　股股份	450,000,000
已發行及繳足股本：	
293,890,500　股股份	293,890,500

2. 權益披露

(i) 於最後可行日期，本銀行董事及行政總裁於本銀行或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中所擁有須記入根據證券及期貨條例第352條置存之登記冊內之權益及淡倉如下：

董事	個人權益	家族權益	
馮鈺斌（行政總裁）	2,982,000	—	股股份
馮鈺聲	3,060,000	—	股股份
何志偉	124,000	60,000	股股份
李國賢	10,000*	—	股股份
劉漢銓	71,500	—	股股份
何子珍	10,000	—	股股份

*　該類股份由公司持有，李國賢先生擁有該公司三分一以上之投票權。於二零零二年三月，該類股份已轉讓予家族信託基金持有，而合資格之受益人為李國賢夫人。

(ii) 於最後可行日期，合共可認購430,000股股份之認股權已根據本銀行之認股權計劃授予下列董事（該認股權計劃分別於一九九三年六月九日及二零零一年四月二十六日批准及修訂，並已於二零零三年四月二十四日終止）：

董事	認股權涉及之股份數目
馮鈺斌	130,000
王家華	100,000
馮鈺聲	100,000
何志偉	100,000

除上文所披露者外，於最後可行日期，董事於本銀行或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中概無擁有或被視為擁有根據證券及期貨條例第XV部第7及8分部須通知本銀行及聯交所之任何權益及淡倉（包括彼等根據證券及期貨條例第XV部第7及8分部被視為擁有或已擁有之權益），或根據證券及期貨條例第352條所述，須記入該條例所述之登記冊，或根據上市公司董事進行證券交易之標準守則須通知本銀行及香港聯交所之權益及淡倉。

除本文所披露者外，於本通函刊發日期，董事於任何仍然生效且對本集團整體業務而言屬重大之合約或安排中，概無擁有任何重大權益。

除本文所披露者外，董事於本銀行或其附屬公司自二零零三年十二月三十一日（即本銀行編製最近期經審核綜合賬目之日期）起之已購入、已出售或已租賃資產，或擬購入、出售或租賃資產中，概無任何直接或間接重大權益。

3. 主要股東

於最後可行日期，就董事所知，下列人士於本銀行之股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須予披露之權益或淡倉，或直接或間接擁有附帶權利可於本銀行股東大會中投票之已發行股本10%或以上之權益：

	股份數目	所持股份之百分比
BNY International Financing Corporation	59,350,000	20.2
保定有限公司	24,156,000	8.2*
YKF Trustee Holding Inc	24,098,400	8.2*
Aberdeen Asset Management Asia Ltd	18,646,000	6.3
Tessel Inc	10,639,200	3.6*

* 所有股份均透過公司持有，而馮鈺斌、馮鈺聲及何志偉之配偶連同其他人士為合資格受益人。

除本文所披露者外，於最後可行日期，董事並不知悉有任何人士，直接或間接擁有本集團任何成員公司已發行股本中面值10%或以上之權益。

4. 董事之服務合約

於最後可行日期，董事概無與本銀行或本集團任何成員公司訂立任何服務合約（惟不包括於一年內合約期滿或由僱主予以終止而毋須賠償（法定賠償除外）之合約）。

5. 重大逆轉

董事並不知悉本集團自二零零三年十二月三十一日（即本銀行編製最近期經審核財務報表之日期）起之財務或貿易狀況有任何重大逆轉。

6. 同意書

新百利有限公司已就刊發本通函發出同意書，同意按本通函現時之形式及內容載入其函件及引述其名稱，同意書迄今並未撤回。

新百利有限公司於本集團任何成員公司之股本中並無任何實益權益，亦無任何權利（不論在法律上可否強制執行）認購或提名他人認購本集團任何成員公司之證券。新百利有限公司於本集團任何成員公司自二零零三年十二月三十一日（即本銀行編製最近期經審核賬目之日期）起之已購入、已出售或已租賃資產中，概無任何直接或間接權益。

7. 專業人士之資格

於本通函提供意見或顧問意見之獨立財務顧問之資格如下：

名稱	資格
新百利有限公司	被視為可進行證券及期貨條例項下第一、第四、第六及第九類（證券買賣、就證券及企業融資提供意見及資產管理）受規管活動之持牌法團

8. 其他事項

(a) 本銀行之公司秘書為何志偉。

(b) 本銀行之註冊辦事處及總行地址為香港皇后大道中一六一號。

(c) 本銀行之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心19樓1901-5室。

(d) 本通函中英文本如有歧異，概以英文版本為準。

9. 備查文件

下列文件由本通函日期起至二零零四年四月三十日（包括當日）（即不少於本通函日期後14日）之一般辦公時間內在本銀行之註冊辦事處香港皇后大道中一六一號及在股東週年大會上可供查閱：

(a) 僱員獎勵計劃之草擬規則；

(b) 本銀行之組織章程大綱及細則；

(c) 本集團截至二零零二年十二月三十一日及二零零三年十二月三十一日止兩個財政年度各年之綜合經審核賬目，以及公司條例規定之一切附註、證書或資料；

(d) 本通函附錄一所載於二零零四年四月八日發出之獨立董事委員會函件；及

(e) 本通函附錄二所載於二零零四年四月八日發出之獨立財務顧問函件。

EXEMPTION FILE
#12g3-2(b)

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

ONGOING CONNECTED TRANSACTION

The Directors of the Bank wish to announce that under the Supplemental Agreement signed on 30th January, 2003 between WHZ Insurance and Swiss Insurance, a management fee of HK$3.52 million for the year 2003 was paid by WHZ Insurance to Swiss Insurance.

As disclosed under our previous announcement on 30th January, 2003 Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 per cent. owned subsidiary of Wing Hang Bank, Limited (the "Bank") had entered into a supplemental agreement (the "Supplemental Agreement") to the existing management agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. The Supplemental Agreement will end on 31st December, 2004 but the Supplemental Agreement can be terminated by either party on six months' notice.

Under the Supplemental Agreement, Swiss Insurance shall receive consideration from WHZ Insurance for the services provided on normal commercial terms based on a fixed fee and an aggregate of a certain percentage of gross written premium received and considered by the Board of the Bank to be fair and reasonable and for the best interest of the Bank and its shareholders. Such management fee for the year 2003 was HK$3.52 million and expected the fee for 2004 will be around HK$4.2 million.

Swiss Insurance, an indirectly held wholly-owned subsidiary of Zurich Insurance Limited, is a substantial shareholder of WHZ Insurance, holding the 35 per cent. of WHZ Insurance's issued share capital not held by the Bank. The entering into of the Supplemental Agreement is, therefore, a connected transaction for the Bank as defined under the Rules governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). As the management fee is over the higher of HK$1 million or 0.03% of the book value of the Bank's net tangible assets (but less than the higher of HK$10 million or 3% of the book value of the Bank's net tangible assets) per financial year, pursuant to Rule 14.25(1) of the Listing Rules, the Bank is making this announcement. Details of the Supplemental Agreement will be included in the Bank's next published annual report and accounts pursuant to Rule 14.25(1) of the Listing Rules.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 9th January, 2004

The Standard on 12 January, 2004

WING HANG BANK, LIMITED
(incorporated in Hong Kong with limited liability)

APPOINTMENT OF DIRECTOR

The Board of Directors of Wing Hang Bank, Limited ("The Bank") is pleased to announce the appointment of Mr Tung Chee Chen as an independent non-executive director of the Bank with effect from 15th January, 2004. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Ltd.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 15th January, 2004

The Standard 16 January, 2004

永亨銀行有限公司
（於香港註冊成立之有限公司）

委任董事

永亨銀行有限公司（「本銀行」）董事會欣然宣佈董建成先生獲委任為本銀行獨立非執行董事，由二零零四年一月十五日起生效。董先生現為東方海外（國際）有限公司主席兼行政總裁。

承董事會命
董事兼秘書
何志偉　謹啟

香港，二零零四年一月十五日

Hong Kong Economic Times 16 January, 2004

EXEMPTION FILE
#12g3-2(b)

WING HANG BANK, LIMITED

ANNOUNCEMENT OF 2003 FINAL RESULTS

1

SUMMARY OF RESULTS

The Directors of Wing Hang Bank, Limited announce that the audited results of the Group for the year ended 31st December, 2003 are as follows:

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

Consolidated profit and loss account

	Notes	2003	2002 (restated)	Change %
Interest income		2,306,392	2,260,276	
Interest expense		(728,419)	(788,058)	
Net interest income		1,577,973	1,472,218	7.2
Other operating income	(a)	453,493	365,413	24.1
Operating income		2,031,466	1,837,631	10.5
Operating expenses	(b)	(712,161)	(595,502)	19.6
Operating profit before provisions		1,319,305	1,242,129	6.2
Charge for bad and doubtful debts		(325,287)	(468,006)	-30.5
Operating profit		994,018	774,123	28.4
Losses on revaluation of investment properties and disposal of tangible fixed assets		(5,533)	(15,169)	
Profits on disposal of held-to-maturity and non- trading securities		34,040	51,317	
Provisions made for held-to-maturity securities		(10,900)	(21,028)	
Profit on ordinary activities		1,011,625	789,243	28.2
Share of net profits / (losses) in associated companies		626	(7,847)	
Profit before taxation		1,012,251	781,396	29.5
Taxation	(c)	(147,603)	(112,820)	
Profit after taxation		864,648	668,576	29.3
Profit / (losses) attributable to minority interests		(772)	895	
Profit attributable to the shareholders		863,876	669,471	29.0
Dividends attributable to the year:				
Interim dividend paid during the year		108,665	108,580	
Underprovision of final and special dividends in respect of previous year		148	25	
Final dividend proposed after the balance sheet date		317,283	231,832	
Special dividend proposed after the balance sheet date		–	193,683	
		426,096	534,120	-20.2
		HK$	HK$	
Earnings per share	(d)			
Basic and diluted		2.94	2.28	29.0
Cash		2.99	2.28	30.7
Dividends per share				
Interim		0.37	0.37	
Proposed final		1.08	0.79	
Proposed special		–	0.66	
		1.45	1.82	-20.3

Consolidated balance sheet

	31st December, 2003	31st December, 2002 (restated)
ASSETS		
Cash and short-term funds	18,402,805	12,363,052
Placements with banks and other financial institutions maturing between one and twelve months	1,542,981	852,511
Trade bills less provisions	595,895	317,297
Certificates of deposit held	129,972	406,370
Trading securities	546,064	259,423
Advances to customers and other accounts less provisions	47,108,427	34,481,422
Held-to-maturity and non-trading securities	17,582,264	7,072,587
Investments in associated companies	143,514	56,924
Tangible fixed assets	1,729,617	1,308,751
Goodwills	955,133	1,454
Total assets	88,736,672	57,119,791
LIABILITIES		
Deposits and balances of banks and other financial institutions	407,403	422,060
Deposits from customers	72,138,422	45,302,367
Certificates of deposit issued	4,931,139	4,377,832
Other accounts and provisions	2,031,625	658,808
Total liabilities	79,508,589	50,761,067
CAPITAL RESOURCES		
Share capital	293,781	293,459
Reserves	6,393,100	6,044,280
Shareholders' funds	6,686,881	6,337,739
Loan capital	2,522,910	–
Minority interests	18,292	20,985
Total liabilities and capital resources	88,736,672	57,119,791

Notes:

(a) ***Other operating income***

Other operating income included losses on securities and other dealing activities amounting to HK$3,552,000 (2002: HK$5,904,000).

(b) ***Operating expenses***

Operating expenses included depreciation and amortisation of goodwill amounting to HK$67,420,000 (2002: HK$50,118,000) and HK$12,661,000 (2002: HK$581,000) respectively.

(c) ***Taxation***

Taxation in the consolidated profit and loss account represents:

	2003	2002 (restated)
Provision for Hong Kong profits tax	132,805	71,702
Overseas taxation	32,895	29,842
Deferred taxation	(7,665)	11,276
Share of associate's tax	(10,432)	–
	147,603	112,820

The provision for Hong Kong profits tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year ended 31st December, 2003. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

(d) ***Earnings per share***

The calculation of basic earnings per share is based on profit attributable to the shareholders of HK$863,876,000 (2002(restated): HK$669,471,000) and on the weighted average number of 293,606,538 (2002: 293,452,007) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$863,876,000 (2002(restated): HK$669,471,000) and on the weighted average number of 293,772,317 (2002: 293,524,778) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares.

The calculation of cash earnings per share is based on profit attributable to the shareholders of HK$876,537,000 (2002(restated): HK$670,052,000) adjusted for goodwill amortised of HK$12,661,000 (2002: HK$581,000) and on the weighted average number of 293,606,538 (2002: 293,452,007) ordinary shares in issue during the year. This supplementary information is considered a useful additional indication of performance.

(e) This financial report is prepared on a basis consistent with the accounting policies adopted in the 2002 annual accounts except that with effect from 1st January, 2003, the Group adopted the Statement of Standards Accounting Practice 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants. In prior years, the accounting standard required that deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

Under the new accounting policy, profits tax for the period comprises current and deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax credits. All deferred tax liabilities and all deferred tax assets are recognised, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, except on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' funds as at 1st January, 2002 and 1st January, 2003 decreasing by HK$7,642,000 and HK$18,562,000 respectively. The comparative figure in respect of deferred taxation charged to profit and loss account for the year 2002 has been restated by an additional charge of HK$11,276,000.

The financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and fully comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA").

SUPPLEMENTARY INFORMATION

(1) Segment reporting

(a) *Business segments*

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

	2003						
	Retail banking	Corporate banking	Treasury	Other	Unallocated	Inter-segment elimination	Total
Net interest income	1,020,252	324,764	175,344	2,180	55,433	–	1,577,973
Other operating income	219,490	77,333	60,598	64,712	31,360	–	453,493
Inter-segment income	–	–	–	–	41,351	(41,351)	–
Operating income	1,239,742	402,097	235,942	66,892	128,144	(41,351)	2,031,466
Operating expenses	(453,814)	(92,866)	(39,924)	(32,515)	(93,042)	–	(712,161)
Inter-segment expenses	(37,499)	(1,609)	(556)	(1,687)	–	41,351	–
Operating profit before provisions	748,429	307,622	195,462	32,690	35,102	–	1,319,305
Charge for bad and doubtful debts	(193,471)	(131,757)	–	(59)	–	–	(325,287)
Operating profit	554,958	175,865	195,462	32,631	35,102	–	994,018
Losses on revaluation of investment properties and disposal of tangible fixed assets	(936)	(14)	(70)	–	(4,513)	–	(5,533)
Profits / (losses) on disposal of held-to-maturity and non-trading securities	(1,228)	–	35,178	90	–	–	34,040
Provisions made for held-to-maturity securities	–	–	(10,900)	–	–	–	(10,900)
Profit on ordinary activities	552,794	175,851	219,670	32,721	30,589	–	1,011,625
Share of net profits in associated companies	–	–	–	335	291	–	626
Profit before taxation	552,794	175,851	219,670	33,056	30,880	–	1,012,251
Depreciation	32,114	4,759	3,424	1,503	25,620	–	67,420
Segment assets	33,497,555	19,862,171	17,997,869	259,141	16,976,422	–	88,593,158
Investments in associated companies	–	–	–	123,538	19,976	–	143,514
Total assets	33,497,555	19,862,171	17,997,869	382,679	16,996,398	–	88,736,672
Total liabilities	72,596,397	902,779	812,740	89,053	5,107,620	–	79,508,589
Capital expenditure	896,584	621,450	74,329	89	104,803	–	1 ,697,255

	2002 (restated)						
	Retail banking	Corporate banking	Treasury	Other	Unallocated	Inter-segment elimination	Total
Net interest income	959,689	329,321	120,410	1,484	61,314	–	1,472,218
Other operating income	197,138	71,510	36,287	34,809	25,669	–	365,413
Inter-segment income	–	–	–	–	39,137	(39,137)	–
Operating income	1,156,827	400,831	156,697	36,293	126,120	(39,137)	1,837,631
Operating expenses	(433,650)	(73,237)	(17,166)	(26,013)	(45,436)	–	(595,502)
Inter-segment expenses	(34,437)	(1,679)	(392)	(2,629)	–	39,137	–
Operating profit before provisions	688,740	325,915	139,139	7,651	80,684	–	1,242,129
Charge for bad and doubtful debts	(300,100)	(167,906)	–	–	–	–	(468,006)
Operating profit	388,640	158,009	139,139	7,651	80,684	–	774,123
Losses on revaluation of investment properties and disposal of tangible fixed assets	(499)	(22)	–	(67)	(14,581)	–	(15,169)
Profits / (losses) on disposal of held-to-maturity and non-trading securities	(2,494)	–	53,879	(68)	–	–	51,317
Provisions made for held-to-maturity securities	–	–	(21,028)	–	–	–	(21,028)
Profit on ordinary activities	385,647	157,987	171,990	7,516	66,103	–	789,243
Share of net losses in associated companies	–	–	–	(7,847)	–	–	(7,847)
Profit/(loss) before taxation	385,647	157,987	171,990	(331)	66,103	–	781,396
Depreciation	25,777	928	479	1,100	21,834	–	50,118
Segment assets	25,117,874	15,086,573	8,138,657	23,988	8,695,775	–	57,062,867
Investments in associated companies	–	–	–	56,924	–	–	56,924
Total assets	25,117,874	15,086,573	8,138,657	80,912	8,695,775	–	57,119,791
Total liabilities	45,707,476	274,300	147,800	8,100	4,623,391	–	50,761,067
Capital expenditure	40,221	710	1,499	534	62,284	–	105,248

(b) *Geographical segments*

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

	2003				
	Hong Kong	Macau	Other	Less: inter-segment elimination	Total
As at 31st December, 2003					
Total operating income	2,126,056	254,405	58,715	(407,710)	2,031,466
Profit before taxation	1,179,116	154,549	14,952	(336,366)	1,012,251
Total assets	97,893,393	9,317,866	10,649,054	(29,123,640)	88,736,673
Total liabilities	86,226,863	8,691,491	10,565,659	(25,975,424)	79,508,589
Contingent liabilities and commitments	12,241,808	725,483	35,135	(339,685)	12,662,741
Capital expenditure	1,642,799	7,326	47,130	–	1,697,255

	Hong Kong	Macau	Other (restated)	Less: inter-segment elimination	Total
As at 31st December, 2002					
Total operating income	1,677,875	237,101	70,475	(147,820)	1,837,631
Profit before taxation	695,942	142,810	30,023	(87,379)	781,396
Total assets	56,367,325	8,484,892	6,951,234	(14,683,660)	57,119,791
Total liabilities	50,524,742	7,853,455	6,693,000	(14,310,130)	50,761,067
Contingent liabilities and commitments	8,425,820	690,084	107,102	(726,570)	8,496,436
Capital expenditure	85,282	19,282	684	–	105,248

(2) Advances and other accounts

	31st December, 2003	31st December, 2002 (restated)
Advances to customers	46,611,685	34,417,300
Advances to banks and other financial institutions	142,371	174,828
Specific provisions for bad and doubtful debts	(276,682)	(277,032)
General provisions for bad and doubtful debts	(465,940)	(348,572)
Accrued interest and other accounts	1,096,993	514,898
	47,108,427	34,481,422

(3) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

	31st December, 2003	31st December, 2002
Gross non-performing advances to customers	1,387,664	922,785
Gross non-performing advances as a percentage of total advances to customers	2.98%	2.68%
Amount of collateral held	1,071,767	600,359
Specific provisions	273,930	275,977
Suspended interest	538,908	476,054

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2003 and 31st December, 2002.

(4) Advances to customers - by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	31st December, 2003	31st December, 2002	Change %
Loans for use in Hong Kong			
Industrial, commercial and financial			
– Property development	746,889	441,002	69.4
– Property investment	8,301,127	6,064,948	36.9
– Financial concerns	432,237	606,082	-28.7
– Stockbrokers	299,192	245,272	22.0
– Wholesale and retail trade	1,552,450	746,442	108.0
– Manufacturing	1,477,609	814,887	81.3
– Transport and transport equipment	2,529,990	1,967,964	28.6
– Share financing	128,297	206,776	-38.0
– Others	3,279,434	2,656,110	23.5
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,925,650	658,613	192.4
– Loans for the purchase of other residential properties	12,486,065	9,544,144	30.8
– Credit card advances	326,186	310,711	5.0
– Others	3,168,104	2,767,306	14.5
Trade finance	2,710,956	1,670,226	62.3
Loans for use outside Hong Kong			
– Macau	3,728,726	3,533,947	5.5
– Others	3,518,773	2,182,870	61.2
	46,611,685	34,417,300	35.4

(5) Advances to customers, non-performing loans and overdue advances — by geographical area

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

31st December, 2003	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	40,947,433	1,157,473	789,291
Macau	3,876,335	219,446	209,792
People's Republic of China	843,922	8,737	8,113
Others	943,995	2,008	2,008
	46,611,685	1,387,664	1,009,204

31st December, 2002	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	29,295,688	782,028	487,981
Macau	3,654,356	135,726	227,861
People's Republic of China	481,998	3,659	2,020
Others	985,258	1,372	1,372
	34,417,300	922,785	719,234

(6) Overdue and rescheduled advances

	31st December, 2003 Amount	31st December, 2003 % of total advances	31st December, 2002 Amount	31st December, 2002 % of total advances
Gross advances to customers which have been overdue for				
6 months or less but over 3 months	158,787	0.34	192,245	0.56
1 year or less but over 6 months	215,456	0.46	293,415	0.85
Over 1 year	634,961	1.36	233,574	0.68
	1,009,204	2.16	719,234	2.09
Amount of collateral held	841,574		796,416	
Secured balance	768,264		542,165	
Unsecured balance	240,940		177,069	
Specific provisions	220,991		167,168	
Rescheduled advances	163,087	0.35	316,455	0.92

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December, 2003 and 31st December, 2002.

(7) Other overdue assets

	31st December, 2003		31st December, 2002	
	Debt securities	Trade bills	Debt securities	Trade bills
Other assets which have been overdue for				
6 months or less but over 3 months	–	117	–	2,328
1 year or less but over 6 months	30,038	–	–	668
Over 1 year	–	3,089	–	1,569
	30,038	3,206	–	4,565

(8) The reconciliation between overdue and rescheduled loans and non-performing loans

	31st December, 2003	31st December, 2002
Gross advances to customers and rescheduled loans which have been overdue for over three months:		
Gross advances to customers which have been overdue for over three months	1,009,204	719,234
Rescheduled advances	163,087	316,455
	1,172,291	1,035,689
Less : Loans overdue over 3 months and on which interest is still being accrued	(59,745)	(231,630)
Add : Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	275,118	118,726
Total non-performing loans	1,387,664	922,785

(9) Repossessed assets

	31st December, 2003	31st December, 2002
Repossessed assets included in advances to customers	262,881	295,164

(10) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	31st December, 2003			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	560,836	–	3,893,773	4,454,609
People's Republic of China	1,022,099	9,190	802,154	1,833,443
Other Asia Pacific	5,315,186	493,348	867,680	6,676,214
United States	1,068,438	416,131	1,989,982	3,474,551
Other North and South American countries	2,386,259	–	362,542	2,748,801
Middle East and Africa	3,135	–	1,466	4,601
Germany	6,075,226	–	4,182	6,079,408
United Kingdom	3,441,208	–	84,989	3,526,197
Other European countries	9,859,051	–	528,209	10,387,260
	29,731,438	918,669	8,534,977	39,185,084

	31st December, 2002			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	335,636	–	3,671,409	4,007,045
People's Republic of China	515,187	19,899	539,389	1,074,475
Other Asia Pacific	3,075,500	–	739,043	3,814,543
United States	1,153,954	511,276	406,369	2,071,599
Other North and South American countries	1,513,776	–	72,752	1,586,528
Middle East and Africa	3,028	–	921	3,949
Germany	3,113,626	–	–	3,113,626
United Kingdom	2,477,894	–	117,643	2,595,537
Other European countries	4,327,862	–	510,331	4,838,193
	16,516,463	531,175	6,057,857	23,105,495

(11) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	31st December, 2003		31st December, 2002	
In millions of HK$ equivalent	US$	Total	US$	Total
Spot assets	27,037	41,121	13,158	21,212
Spot liabilities	(29,345)	(42,785)	(11,855)	(19,903)
Forward purchases	5,757	6,694	4,487	5,029
Forward sales	(3,214)	(4,701)	(5,619)	(6,094)
Net long positions	235	329	171	244

	31st December, 2003			31st December, 2002		
In millions of HK$ equivalent	Macau Patacas	US$	Total	Macau Patacas	US$	Total
Net structural positions	515	79	611	424	136	560

2) **Reserves**

	31st December, 2003	31st December, 2002 (restated)
Share premium	337,330	330,677
Capital reserve	215,909	215,909
General reserve	2,091,079	2,100,201
Bank premises revaluation reserve	268,917	273,073
Property investment revaluation reserve	14	–
Investment revaluation reserve	17,848	(35)
Capital redemption reserve	769	769
Unappropriated profits	3,461,234	3,123,686
Total reserves	6,393,100	6,044,280

) **Off-balance sheet exposures**

(a) ***Contingent liabilities and commitments***

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	31st December, 2003	31st December, 2002
Direct credit substitutes	699,117	847,709
Transaction-related contingencies	56,645	42,760
Trade-related contingencies	1,644,315	981,949
Other commitments	9,282,716	6,593,239
Forward forward deposits placed	979,948	30,779
	12,662,741	8,496,436

(b) ***Derivatives***

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

	31st December, 2003	31st December, 2002
Exchange rate contracts	7,871,437	10,675,227
Interest rate contracts	26,345,693	11,328,583
Equity contracts	140,084	–
	34,357,214	22,003,810

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

	31st December, 2003		31st December, 2002	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
Contingent liabilities and commitments	N/A	1,713,039	N/A	1,069,415
Exchange rate contracts	55,236	37,360	32,780	45,634
Interest rate contracts	193,612	64,667	113,276	26,229
Equity contracts	–	2,101	–	–
	248,848	1,817,167	146,056	1,141,278

) **Capital adequacy and liquidity ratios**

(a) ***Capital adequacy ratio***

	31st December, 2003	31st December, 2002 (restated)
Core Capital		
Paid up ordinary share capital	293,781	293,459
Share Premium	337,330	330,677
Reserves	4,966,124	4,816,787
Others	453,053	149,911
Less : Goodwill	(954,260)	–
	5,096,028	5,590,834
Eligible supplementary capital		
Reserves on revaluation of land and interests in land	188,231	191,164
Unrealised gains/(losses) on revaluation of non-trading securities	11,168	(1,828)
General provisions for doubtful debts	467,920	351,065
Eligible value of term subordinated debt instruments	2,522,910	–
	3,190,229	540,401
Total capital base before deductions	8,286,257	6,131,235
Deductions from total capital base	(480,208)	(199,135)
Total capital base after deductions	7,806,049	5,932,100
Unadjusted and adjusted capital adequacy ratio	15.7%	16.5%

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with module on "Maintenance of Adequate Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(b) ***Average liquidity ratio for the year***

	2003	2002
Average liquidity ratio for the year	49.0%	42.4%

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

REVIEW AND PROSPECTS

2003 was a challenging year for the Hong Kong economy. International conditions deteriorated rapidly at the beginning of the year as the war in Middle East cast a temporary shadow over the global economy. The outbreak of SARS in March had a severe impact locally, with retail, tourism and restaurant sectors the hardest hit.

The economy recovered steadily in the second half, helped in part by initiatives such as the Closer Economic Partnership Agreement (CEPA) and the "individual visit" scheme of mainland visitors. The unemployment rate fell from a record high of 8.7 percent to 7.3 percent by year-end. Consumer sentiment brightened due to the improved employment situation and a firmer property market. In the external sector, total exports grew on the back of strong export performance of the mainland. There was also a revival in tourism as a record number of mainland visitors helped to offset declines from other markets. For the fourth quarter of 2003, GDP rose by 5 percent in real terms over a year earlier, reversing the 0.5 percent decline in the second quarter.

The banking industry faced a difficult environment in 2003, particularly in the first half. Loans continued to contract due to weak demand for bank credit from both individuals and businesses. Asset quality deteriorated in the early part of 2003 as the value of residential mortgage loans in negative equity grew, however this began to improve towards the end of the year.

For the year ended 31st December, 2003, profits attributable to shareholders amounted to HK$863.9 million, compared to HK$669.5 million in 2002. The consolidated results incorporate the results of Chekiang First Bank (CFB) and its subsidiaries from 30th September, 2003, that being the date on which the acquisition was completed. Earnings per share increased by 29.0 percent to HK$2.94. The Board has recommended a final dividend of HK$1.08 per share. Together with the interim dividend of HK$0.37 paid in mid 2003, total dividends for the year amounted to HK$1.45 per share, an increase of 25.0 percent over 2002, if the special dividend of HK$0.66 per share paid last year was excluded.

During 2003, we have focused on diversifying revenue and containing cost. We also strive to achieve growth in non-interest income to compensate for the lack of domestic loan demand.

We continue to recognize that efficient use of capital is vital to increasing shareholder value and that economy of scale is important to cost containment. Against this background, on 1st August, 2003, Wing Hang Bank entered into an agreement to acquire CFB as a wholly owned subsidiary. With a solid credit history and a strong portfolio, CFB brings greater scale and coverage to the Bank.

Integration progress has been smooth and swift. Both revenue and cost synergies have begun to materialize. The Bank is confident that by July 2004, pending the approval of the Merger Bill, integration will be completed, resulting in a stronger and more substantial Bank.

Total advances to customers increased 35.4 percent to HK$46.61 billion. Excluding CFB, total loan outstanding eased 1.4 percent to HK$33.92 billion as the outbreak of SARS in the first half of the year dampened demand for loans. The decrease was mainly due to the decrease in domestic loans to individuals and corporates. Credit card receivables also declined due to the tightening of lending policies and weaker consumer spending. This was compensated by a marked increase in loans for use in China as well as in the Bank's Macau operation. Residential mortgages showed an increase of 1.8 percent despite intense competition and a slow property market in the first half.

Total deposits increased 54.6 percent to HK$77.48 billion. Excluding CFB, total deposits increased by 9.9 percent to HK$55.04 billion, resulting from the issuance of HK$1.23 billion in retail Certificates of Deposit during the year and growth in foreign currency deposits. Successful promotions of current and savings deposits also brought about growth of 52.4 percent and 63.9 percent respectively for these lower cost accounts.

Net interest income increased 7.2 percent to HK$1,578.0 million. Excluding CFB, net interest income increased 1.3 percent to HK$1,491.6 million due to an increase in treasury operations. Partially offsetting this increase was a reduction in margin in mortgages.

Net interest margins decreased to 2.31 percent from 2.62 percent last year due to a weak loan demand and after taking into account the lower margin at CFB.

In view of the weak demand for loans, the Bank has focused its efforts on broadening fee and commission income, which now accounts for 22.3 percent of the Group's operating income and increased by 24.1 percent from 2002. Continued growth in wealth management services was helped by cross-selling of our diversified investment products to CFB customers. Increases in foreign exchange trading income, insurance commissions and share brokerage have been partly offset by decreases in credit card commissions.

The Bank has continued to pursue cost-containment efforts. Operating expenses, however, increased 19.6 percent to HK$712.2 million, primarily due to the acquisition of CFB and goodwill expenses. As a result, the cost-to-income ratio rose from 32.4 percent in 2002 to 35.1 percent in 2003.

The level of non-performing loans stood at 2.98 percent of total loans at year end compared to 2.68 percent last year and 3.35 percent at 30th June, 2003. Charges for bad and doubtful debts decreased by 30.5 percent to HK$325.3 million, primarily due to an improvement in consumer lending. For the year ended 31st December, 2003, charge-offs for credit cards stood at 7.96 percent, partly reflecting the precautionary measures taken by the Bank. In the fourth quarter of 2003, the annualized charge-off ratio dropped to 5.20 percent.

The Bank's Treasury operation recorded a 27.7 percent increase in profit before taxation as a result of the expansion of our treasury function to enhance yields from our surplus funds. The encouraging results have been partly achieved by investing excess liquidity of CFB in high grade investment bonds and debt securities. The Bank continues to enhance and expand Treasury capabilities to efficiently and prudently invest surplus funds.

In Macau, Banco Weng Hang has continued to out-perform. Profits increased by 8.0 percent to 134.1 million Macau patacas, with steady growth in loans and deposits of 6.4 percent and 11.0 percent respectively. Net interest income increased slightly by 4.5 percent while fee income increased by 17.9 percent.

Return on average assets and average shareholders' funds for the Group stood at 1.27 percent and 13.3 percent respectively, while the capital adequacy ratio and average liquidity ratio were at 15.7 percent and 49.0 percent respectively.

Looking ahead, global economic prospects should brighten in 2004. The US economic recovery will be sustained by accommodative monetary and fiscal policies in the election year. The pace of growth in Mainland China will stay brisk due to robust domestic and foreign demand. Locally, the trade-driven recovery will gather pace with new trade and investment opportunities brought about by CEPA. Moreover, there are signs that the deflationary spiral will end as consumer price deflation subsides and property prices rebound. Closer integration with the mainland will also benefit neighboring Macau, where the economy will continue its double-digit growth in 2004.

To capitalize on Hong Kong's closer integration with the Mainland, we will gear ourselves up towards greater involvement in China. We already have an established foothold in the Pearl Delta Region and we are now following our customers' expansion into other regions. In this regard, we plan to upgrade our Shanghai representative office to a branch and open a representative office in Beijing in 2004 to complement our branch in Shenzhen and representative office in Guangzhou.

We will continue to expand our treasury activities and wealth management services to broaden our fee income base. While pursuing this growth strategy, we will maintain our prudent lending policy. We will step up our risk management efforts in view of the forthcoming implementation of the new Basel Capital Accord. With a recovering economy in Hong Kong and greater opportunities available in the Mainland, we are optimistic about the performance of the Bank in 2004.

PROPOSED DIVIDEND

The Directors propose to recommend at the forthcoming Annual General Meeting to be held on Thursday, 22nd April, 2004 the payment of a final dividend of HK$1.08 per share. This final dividend, if approved, will be paid on Monday, 10th May, 2004 to shareholders whose names are on the Register of Members on 22nd April, 2004.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed from Monday, 19th April, 2004 to Thursday, 22nd April, 2004 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 16th April, 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Bank has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's shares during the year ended 31st December, 2003.

By Order of the Board
Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 11th March, 2004

Remarks : A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of Listing Rules will be subsequently published on the Stock Exchange's website in due course.

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

EXEMPTION FILE
#12g3-2(b)

WING HANG BANK, LIMITED
(Incorporated in Hong Kong with limited liability)
Stock Code: 00302

PROPOSED ADOPTION OF AN EMPLOYEE INCENTIVE PLAN

The Board proposes to adopt a new employee incentive plan (the "***Employee Incentive Plan***" or "***Plan***") for the benefit of certain executives and employees of the Bank and its subsidiaries (the "***Group***") as a reward for their contributions and as an incentive for them to remain in employment with the Group. The Board may at its discretion grant Awards to Participants who are key to the Group's business and who the Board particularly wishes to retain and incentivise for the benefit of the Group.

The Employee Incentive Plan involves the issue of new securities to selected directors and employees of the Group. Accordingly, it is a connected transaction under the Listing Rules and is subject to the approval by Independent Shareholders of the Bank. A circular containing further information on the Employee Incentive Plan (including a letter from an independent financial adviser and a letter from the independent board committee) will be despatched to shareholders as soon as possible.

Summary of the Employee Incentive Plan

The Employee Incentive Plan is a long term incentive arrangement for executives of the Group. Under the Plan, Participants agree to acquire Shares on the vesting date of an Award. Awards will vest between the sixth and the tenth anniversary of the date of grant. The Acquisition Price for the Shares is HK$1 (being the nominal value) per Share. The Bank may issue new Shares up to 1% of the issued share capital of the Bank or may, at its absolute discretion, pay cash in lieu of Shares for the purposes of satisfying Awards. In the latter case, Participants will not need to pay the Acquisition Price and the cash payment will be equal to the market value of the Shares in respect of which Award has vested, which means the average closing price for such Shares as quoted on The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the vesting, less the Acquisition Price. A Participant does not have the right to elect for cash instead of Shares on the date of vesting.

(a) *Reason for the Employee Incentive Plan*

The Group's success is critically dependent on its ability to retain able executives and key employees, and to ensure that their rewards are competitive. The principle objectives of the Employee Incentive Plan are to reward executive directors and key employees of the Group for their contributions and to incentivise the directors and employees to remain with the Group. The Employee Incentive Plan also seeks to encourage executive directors and key employees to make and retain investments in the Bank's Shares.

(b) *Grant of Awards*

Under the Employee Incentive Plan, the Board may, from time to time, at its discretion grant Awards to Participants who are key to the Group's business and who the Board particularly wishes to retain and incentivise for the benefit of the Group during the first five years after the Employee Incentive Plan is approved by shareholders.

(c) *Vesting of Awards*

Awards will vest in respect of the percentages shown in the right-hand column below on the dates shown in the left-hand column below:

Date	Percentage of award vesting
Sixth anniversary of the date of grant	5%
Seventh anniversary of the date of grant	10%
Eighth anniversary of the date of grant	15%
Ninth anniversary of the date of grant	20%
Tenth anniversary of the date of grant	50%

Save where the Bank elects to pay cash in lieu of Shares to satisfy Awards vested, a Participant is required to pay to the Bank the aggregate Acquisition Price for the number of Shares vested to him or her within 28 days of each tranche of Awards vesting. Shares will be issued under the Bank's general mandate applicable at the time and will be issued to the Participant (or his or her nominee) within 28 days of the Bank receiving the Acquisition Price.

If the Bank elects to pay cash in lieu of Shares to satisfy Awards vested, a cash amount equal to the market value of the Shares in respect of which Award has vested, which means the average closing price for such Shares as quoted on The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the vesting, less the Acquisition Price will be paid to the relevant Participant within 28 days of each tranche of Awards vesting. A Participant does not have the right to elect for cash instead of Shares on the date of vesting.

(d) *Basis of Awards*

Due to the lengthy period over which Awards will vest, the Board considers it appropriate that Awards will vest on the basis of continuing employment and that Awards will not be subject to performance conditions.

Awards will lapse if a Participant ceases to be an employee of the Group prior to the Award vesting, save that where a Participant ceases to be an employee of the Group by reason of death, injury, disability, ill-health, retirement or for any other reason at the discretion of the Board, the Award will vest in full on the vesting date or if the Board so determines, at the date of the cessation of employment.

(e) *Other terms of the Employee Incentive Plan*

Prior to Awards vesting, the Bank will pay to Participants a cash amount equal to the dividends that would have been paid if the Shares which are the subject of the Awards had been in issue. A Participant will not be entitled to such a cash amount equal to the dividends (i) after he or she resigns or (ii) after the relevant Shares which are the subject of the Awards or its cash equivalent have been vested in or paid to him or her, whichever is the earlier.

Any Shares issued under an Award will rank pari passu with other Shares in issue.

Further Actions

The Directors believe that the terms of the Employee Incentive Plan are fair and reasonable and in the interests of the shareholders as a whole.

The Employee Incentive Plan will be subject to the approval of the Independent Shareholders of the Bank at the Annual General Meeting to be held on Thursday, 22 April 2004. Application will be made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the securities to be issued pursuant to the Employee Incentive Plan.

A circular containing further information on the Employee Incentive Plan (including a letter from an independent financial adviser and a letter from the independent board committee) will be despatched to shareholders as soon as possible.

The Bank will disclose any Awards granted and any vesting of Awards under the Employee Incentive Plan and any decision to satisfy an Award in Shares or in cash in its annual report, including the market value of any Awards granted as at the date of grant, accounting treatments and any dilutive effect (had Awards been issued at market value), with separate disclosure on the impact to the Bank's employee costs based on the market value of any Awards granted as at the date of grant, in the next and each successive annual reports until the end of the Employee Incentive Plan.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

"Acquisition Price"	HK$1.00 per Share
"Award"	the right and obligation of a Participant to subscribe for Shares under the Employee Incentive Plan
"Bank"	Wing Hang Bank, Limited, a Bank incorporated in Hong Kong with limited liability, the Shares of which are listed on the main board of The Stock Exchange of Hong Kong Limited
"Board"	the board of Directors
"Director(s)"	director(s) of the Bank
"Independent Shareholders"	for this purpose, excluding any shareholder who is an actual or potential beneficiary under the Employee Incentive Plan
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time
"Participants"	employees who have confirmed their participation in the Employee Incentive Plan and to whom an Award will be granted
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Bank
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Bank.

By Order of the Board
WING HANG BANK, LIMITED
Louis C W Ho
Director and Secretary

Hong Kong, 22 March 2004

The Standard
23/3/04

EXEMPTION FILE
#12g3-2(b)

WING HANG BANK, LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 22nd April, 2004 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2003;
2. To declare a final dividend;
3. To elect Directors and authorise the Board of Directors to fix directors' fees;
4. To re-appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

5. To approve the adoption of a new 'Employee Incentive Plan';
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital;
7. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital;
8. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 7 hereof;

As special business, to consider and if thought fit, pass the following resolution as a Special Resolution:

9. To approve amendments to Articles 2, 17, 78, 90, 101(H) and 143 of Articles of Association of the Bank.

The Register of Members will be closed from Monday, 19th April, 2004 to Thursday, 22nd April, 2004, both days inclusive, during which period no share transfers will be registered.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 23rd March, 2004

Notes:

1. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 16th April, 2004.
2. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.
3. The proposed resolution of items 5 to 9 will be included in the Notice of Annual General Meeting in the Bank's Annual Report to be despatched to shareholders on or before 31st March, 2004.

The Standard 24/4/04